EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

 OPERATIONS AND FINANCIAL CONDITION

 FOR THE THREE MONTHS ENDED MARCH 31, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

(All figures are in United States Dollars ("US Dollars") unless otherwise specified and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  This Management’s Discussion and Analysis of Operations and Financial Condition ("MD&A") should be read in conjunction with the Company’s most recently issued annual consolidated financial statements for the year ended December 31, 2015 ("Consolidated Financial Statements").

Cautionary notes regarding forward-looking statements follow this MD&A.

1.    CORE BUSINESS

Yamana Gold Inc. (TSX:YRI and NYSE:AUY) (the “Company” or “Yamana”) is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

Note 3(a): Significant Accounting Policies - Basis of Consolidation to the most recently audited Consolidated Annual Financial Statements lists Yamana’s significant subsidiaries with 100% equity interest and its joint operation of the Canadian Malartic mine.  The Company does not have any material off-balance sheet arrangements, except as noted in Note 19: Contractual Commitments to the Condensed Consolidated Interim Financial Statements.

2.    HIGHLIGHTS

The Company remains firm in its belief that advancing the strength of its balance sheet and liquidity position to counter the impact of a volatile price environment, while undertaking prudent and disciplined growth, is appropriate to pursue its value creation proposition.

For the three months ended March 31, 2016

Financial

•
Revenue from continuing operations of $430.3 million, compared to $458.1 million in the same period of 2015 mainly impacted by lower metal prices and planned lower silver and copper sales with a modest increase in gold sales, as follows:

For the three months ended March 31,	2016	2015
Average realized gold price per ounce (i)	$1,189	$1,217	(2)%
Average realized copper price per pound (i)	$2.25	$2.89	(22)%
Average realized silver price per ounce (i)	$14.94	$16.74	(11)%
Gold (ounces sold)	299,877	296,167	1%
Silver (ounces sold)	1,883,314	2,438,333	(23)%
Chapada payable copper contained in concentrate (millions of lbs sold)	22.7	26.7	(15)%

•	Significant financial highlights that show positive developments and increases in the Company's earnings, adjusted earnings and on a per share basis are as follows:

For the three months ended March 31, (In millions of US Dollars; unless otherwise noted)	2016	2015
Net earnings/(loss) (ii)	$38.4	$(135.2)
Net earnings/(loss) per share - basic and diluted (ii)	$0.04	$(0.15)
Adjusted earnings/(loss) (ii) (iii)	$28.8	$(37.5)
Adjusted earnings/(loss) per share (ii) (iii) - basic and diluted	$0.03	$(0.04)

•	Other key financial highlights demonstrating financial improvements during the period are as follows:

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For the three months ended March 31, (In millions of US Dollars)	2016	2015
Mine operating earnings	$90.0	$38.1
General and administrative expenses (iv)	$21.8	$27.3
Cash flows from operating activities from continuing operations	$122.8	$14.4
Cash flows from operating activities before net change in working capital (iii)	$128.1	$96.0
________________________

(i)
Realized prices based on gross sales compared to market prices for metals may vary due to the timing of the sales. Refer to Section 5.1 of this Management’s Discussion and Analysis for the revenue reconciliation.

(ii)	From continuing operations attributable to Yamana equityholders.

(iii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

(iv)
General and administrative expenses are more than 20% lower than the comparative period in 2015, reflecting the cost containment initiatives undertaken by the Company and demonstrating its commitment to cost reductions.

Operational

•	Total production of 308,061 ounces of gold, in line with expectations.

•	Quarterly gold production from continuing operations was higher than 2015 by 3% with individual mine highlights as follows:

For the three months ended March 31, (Ounces of gold)	2016	2015
Canadian Malartic (50% interest)	73,613	67,894	8%
Jacobina	29,971	18,591	61%
Pilar	21,847	19,153	14%
Fazenda Brasileiro	18,524	12,024	54%

•	Key operational highlights by metal are as follows:

For the three months ended March 31,	2016	2015
Gold
Total ounces produced (iii)	308,061	299,108	3%
Cash costs per ounce(i)	$590	$651	(9)%
Co-product cash costs per ounce (i)	$604	$699	(14)%
All-in sustaining costs ("AISC") per ounce (i)(ii)	$804	$889	(10)%
All-in sustaining co-product costs per ounce (i)(ii)	$786	$898	(12)%
Silver
Total ounces produced	1,926,649	2,482,910	(22)%
Co-product cash costs per ounce (i)	$7.71	$8.08	(5)%
All-in sustaining costs per ounce (i)(ii)	$10.64	$11.01	(3)%
Copper
Chapada copper contained in concentrate production (millions of lbs)	25.9	26.8	(3)%
Chapada co-product cash costs per pound of copper (i)	$1.54	$1.82	(15)%

_______________________

(i)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(ii)
In the quarter, three adjustments offset the copper credit which resulted in higher AISC in comparison to co-product AISC which were lower.  These adjustments relate to i) a one-time change in approach to intra-quarter quotational period hedging with the goal of reducing the variability of quotational period adjustments; ii) a metals in concentrate quantity adjustment in the first quarter (which may also occur in future quarters); and iii) a one-time buildup of copper inventory for delivery of copper pursuant to the Sandstorm Gold Ltd. copper purchase agreement.

(iii)	From continuing operations.

Strategic Developments and Updates

•
On April 29, 2016, the Company completed the acquisition of the Riacho dos Machados gold mine (“RDM”) in Minas Gerais State, Brazil, as the last step on a series of transactions that began March 31, 2016. The transaction was completed by the Company's Brio Gold division

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initiated by the assumption of the rights and interest in a previous loan facility in respect of the RDM mine for approximately $54.5 million, including expenses and a $6 million option payment previously made.

•
On May 3, 2016, the Company received the $52 million and warrants outstanding following the March 31, 2016 copper purchase agreement signed with Altius Minerals Corporation (“Altius”). The total consideration included advanced payments of $60 million in cash ($8 million of which was due on signing) plus 400,000 Altius warrants. The agreement provides Altius with the right to receive deliveries of copper referenced to production from the Company’s Chapada mine in Brazil. The advanced payments are intended to finance the purchase of RDM.

Construction and Development

•	At Cerro Moro, achievement of three development objectives in the first quarter included:

◦
of total planned underground development for 2016 of 617 metres, 120 metres were completed in the first quarter, which positions the Company ahead of schedule providing additional time to develop the competency for underground mining in the local workforce,

◦	continuation of the ramp-up of site construction, and

◦
65% completion of detailed engineering, also ahead of schedule which is expected to be closer to 90% by year-end, increasing the comfort level on the construction process and details related to the plant eliminating ambiguities in construction schedule and potential delays.

The planned expenditure for 2016 is expected to be approximately $53 million and continues to reflect the previously reported execution schedule resulting in initial production the second quarter of 2018.

•
At Gualcamayo, the Deep Carbonates project continues to advance with the detailed review of a number of mining method alternatives to improve the capital spend profile and an economically viable arsenic treatment. The mineralization is open in almost every direction and continued exploration is expected to further improve project economics. The results of the aforementioned work will be evaluated during the course of 2016, whereupon a decision will be made as to whether to advance to a more detailed phase of study later in the year.

•
At C1 Santa Luz, the results of the modified process flowsheet was incorporated into a Preliminary Economic Assessment, which allows for the processing of the carbonaceous minerals at C1 Santa Luz and overall weighted average recovery expected to be approximately 84%. Detailed construction engineering is underway. The results of the pre-feasibility study will be available by mid-year. Once operations resume, C1 Santa Luz is targeted to produce approximately 100,000 ounces of gold annually.

Exploration

Significant exploration milestones for the current quarter include:

•
Gualcamayo, Argentina - Two new, near pit targets named Cerro Condor and Sector Potenciales have been identified and are being drilled in the second quarter. These targets provide significant opportunity to increase oxide ore. Two drill rigs have been mobilized to site to test and extend the surface mineralization to depth.

•
Canadian Malartic, Canada - The Odyssey drill program continues to define the north and south mineral bodies and has discovered two, previously unknown mineralized structures. A total of 18,861 metres distributed in 18 diamond drill holes were completed during the quarter. Geologic and mineralization models have identified two zones within the north zone where cross-cutting structures have created blow-out zones of mineralization much wider than other portions of the deposits.  Additional focused drilling of these swell zones will follow the initial 100 meter by 100 meter program in the third quarter to better define the mineral inventory.

•
Monument Bay, Canada - The winter drill program focused on high-grade mineral resource extensions and converting uncategorized mineral resource blocks in the eastern and central portions of the Twin Lakes deposit.  A total of 2,378 metres distributed in 13 diamond drill holes were completed during the quarter. Most new holes encountered visually encouraging mineralization, and assay results received to-date returned positive results that should support mineral resource expansion and growth. The OCAP sampling program will resume late in the second quarter and continue into the third quarter. The Company expects an increase in mineral resources based on the drilling work and re-sampling of historical logs and core.

•
C1 Santa Luz, Brazil - The program to define the carbon enriched portion and oxide/sulfide contact in the C1 Santa Luz pit, which began in November 2015 was concluded in the first quarter.  The Company believes there will be significant conversion of mineral resources to mineral reserves. A new mineral reserve and mineral resource estimate is expected for C1 Santa Luz this year. Metallurgical work is in progress.

Other noteworthy exploration highlights for the quarter include:

•	Chapada, Brazil - On-site testing showed positive results at Sucupira. Results at Cava Norte and Cava Central are favorable and suggest extensions to mineral bodies are possible to the southeast.

•
El Peñón, Chile - Positive results were returned from the local exploration program at the Abundancia, Dorada FW and Bonanza targets along with good anomalous results reported in the district program on the Pampa Campamento to Orito link target.

•
Minera Florida, Chile - Exploration drilling of the Tribuna and Lorena targets reported positive results and infill program drill results from holes completed in late 2015 will support resource expansion.  Surface exploration work continued during the quarter and has identified a

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number of targets for follow up, including the Tribuna Belt, which suggests the potential for a new mineralized corridor parallel to Tribuna-Rubí.

•
Jacobina, Brazil - Results from Canavieiras Norte and Sul continue to return mineable widths of mineralization at grades generally and often significantly above mineral reserve grade.  Results from Moro Do Vento and João Belo are positive and in line with expectations.

3.    OUTLOOK AND STRATEGY

Since its inception, the Company has taken a portfolio approach to managing its business in which every mine and asset in its portfolio is evaluated based on production, costs, potential and planned returns.  In general, the Company looks at a balance among variables including size and scale, cost, location and opportunity for development and improvement.  In addition, the Company evaluates the amount of management time required by a given asset compared to its inherent value, potential and opportunities associated with the asset.

The Company is currently focused on the maximization of value from its current asset portfolio through the optimization of operations and the advancement of technical initiatives.  At this point in time, no producing assets are considered to be non-core and for sale.

For 2016, the Company will continue to focus on operational execution, namely tracking or exceeding operational guidance, as it advances efforts to create further value within its portfolio. First quarter operational performance was in line with expectations for the quarter and the Company is well positioned to deliver on production and cost guidance for the full year, based on current assumptions. Production, as customary, is expected to increase throughout the year with second half production expected to be higher than first half production. Local costs are also expected to improve in the second half with significant decreases expected from Southern Operations.

The Company is targeting continuous production growth, and will continue to evaluate opportunities for optimizations and other operational improvements across its portfolio to further increase its production profile. The Company will also continue to pursue organic production growth opportunities from the Cerro Moro project, Chapada expansion, Canadian Malartic developments, Monument Bay project, Kirkland Lake opportunities and the Deep Carbonates project at Gualcamayo. In addition, the Company remains committed to advance developments within its Brio Gold division over the course of 2016, as it focuses on how these assets best contribute to shareholder value.

The Company remains committed to debt reduction and cost improvements.  Following net debt reduction of approximately $286 million during 2015, the Company plans to further decrease debt by at least $300 million between 2016 and 2017. This will be achieved through organic generation of cash flow and other available means. While there are not any finalized plans in respect of asset monetization initiatives, the Company continues to consider the many alternatives available to it.

The Company believes in maintaining a strong balance sheet and ensuring financial flexibility through the prudent use of its revolving credit facility. Furthermore, the debt maturity profile remains very manageable and well positioned, especially in the short- to medium-term with a total of $113 million scheduled debt payments by the end of 2017. The Company is ultimately targeting a Net Debt/EBITDA ratio of between 1.5 to 2.0 times, which it believes to be prudent financial policy and planning. The Company expects improvements in the Net Debt/EBITDA ratio starting in 2016 as debt reduction initiatives continue and EBITDA increases on higher production. During the transition to this target level, leverage between 2.0 and 2.5 times is expected.

The Company expects to achieve its target debt levels through organic generation of cash flow from the growing production profile in the second half of the year, underpinned by higher prevailing gold prices that have improved to over $1,250 per ounce since the end of the first quarter. Further improvements in the gold price will advance and accelerate these goals.  The following table provides a summary of Net Free Cash Flow (a non-GAAP measure, see Section 13) during the period:

For the three months ended March 31, (In millions of US Dollars)	2016	2015
Cash flows from operating activities of continuing operations	$122.8	$14.4
Less: Non-discretionary items related to the current period
Sustaining capital expenditures	(49.7)	(50.1)
Interest and finance expenses paid	(17.1)	(18.5)
Net Free Cash Flow	$56.0	$(54.2)

The Net Free Cash Flow for the quarter provides a strong starting position for the year. Discretionary capital expenditures for the quarter included expansionary capital of $20.2 million, exploration capital of $17.0 million and other asset acquisitions of $1.8 million. Cash flows used in investing activities include a $7.8 million cash outflow on the settlement of foreign exchange derivatives related to the fourth quarter of 2015. Additionally, the current period’s cash flows from operating activities of continuing operations include an $8 million inflow associated with the advance on

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the proceeds for the Altius metal purchase agreement, which along with the remaining proceeds from Altius received on May 3, 2016 will more than offset the $54.5 million acquisition of RDM. Dividends paid in the first quarter of 2016 are related to those declared by the Company in the fourth quarter of 2015 and amounted to $13.9 million. For the remainder of the year, quarterly dividends are expected to be less than $4.8 million, reflecting the new dividend running rate of $0.005 per share.

As aforementioned, Net Free Cash Flow is expected to increase over the remainder of the year, strengthening the balance sheet and reducing net debt. This will position the Company for the anticipated increase in expansionary capital as a result of the construction of Cerro Moro, in 2017. In 2018, as Cerro Morro is commissioned, it will start to significantly add to the operating cash flows of the Company.

The acquisition of RDM, which closed on April 29, 2016, increases the production profile of the Brio Gold division to an initial annualized production at full capacity of approximately 250,000 gold ounces, with a further increase to approximately 350,000 gold ounces assuming the restart of commissioning of C1 Santa Luz.  For 2016, the Company is focused on optimizing production and costs from RDM, thereby improving the production and value of the Brio Gold division.  Among the efforts toward that optimization, a new water storage facility will be built this year to allow for sustained production at RDM.  A critical limitation to full scale mine and plant operation, until now, has been limited water availability due to insufficiency of funds for a water storage facility.  Completion of the facility by end of year will increase production from 55,000 ounces in 2016, with the portion attributable to the Company of 30,000 ounces, to approximately 104,000 ounces in 2018 increasing significantly the cash flow contribution to the Company.

With the addition of RDM to Yamana’s portfolio, the Company updated its 2016, 2017 and 2018 gold production guidance and 2016 gold cash cost guidance.

Production guidance does not include production from C1 Santa Luz, which would not begin until 2017, subject to completion of technical studies by mid-2016, increased production at Canadian Malartic from the Barnat extension, which would not begin until 2018, subject to receipt of required permits which are in progress, and any further increases in production at other mines as a result of optimizations that are under review. Further information will be provided as these technical studies are completed for C1 Santa Luz and receipt of permits for Canadian Malartic.

The following tables provide updated consolidated production, cash cost and AISC guidance for 2016, as well as updated production guidance for 2017 and 2018 including the expected acquisition of RDM.

2016 - 2018 CONSOLIDATED PRODUCTION GUIDANCE

	2016E	2017E	2018E
Total gold production (million oz.)	1.264 - 1.335	1.378	1.455
Total silver production (million oz.)	6.915 - 7.173	6.94	10.45
Total copper production (million lbs.)	122-125	122	115

Consolidated gold production guidance increased by 30,000 ounces, 85,000 ounces and 104,000 ounces in 2016, 2017 and 2018, respectively due to the addition of production from RDM.

2016 CONSOLIDATED CASH COST AND AISC GUIDANCE

	Co-Product (i)			By-Product (i)
	Gold	Silver	Copper	Gold	Silver
Consolidated cash costs (per oz.)	$615	$7.25	$1.32	$535	$6.20
Consolidated AISC (per oz.)	$845	$10.75	$1.60	$805	$10.20

(i)	Based on key commodity and foreign exchange price assumptions as previously disclosed.

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4.             SUMMARY OF FINANCIAL AND OPERATING STATISTICS

4.1    First Quarter Financial Statistics

For the three months ended March 31, (In millions of US Dollars; unless otherwise noted)	2016	2015
Earnings/(loss) per share attributable to Yamana equityholders - basic and diluted	$0.04	$(0.17)
Earnings/(loss) per share from continuing operations attributable to Yamana equityholders - basic and diluted	$0.04	$(0.15)
Adjusted earnings/(loss) per share (i) from continuing operations attributable to Yamana Gold Inc. equityholders - basic and diluted	$0.03	$(0.04)
Dividends declared per share	$0.005	$0.015
Dividends paid per share	$0.015	$0.015
Weighted average number of common shares outstanding - basic (in thousands)	947,173	913,716
Weighted average number of common shares outstanding - diluted (in thousands)	947,670	913,716

(In millions of US Dollars; unless otherwise noted)
Net earnings/(loss) from continuing operations attributable to Yamana equityholders	$38.4	$(135.2)
Adjusted earnings/(loss) from continuing operations attributable to Yamana Gold Inc. equityholders (i)	$28.8	$(37.5)
Revenue	$430.3	$458.1
Mine operating earnings	$90.0	$38.1
Cash flows from operating activities from continuing operations	$122.8	$14.4
Cash flows from operating activities before net change in working capital (i)	$128.1	$96.0
Cash flows used in investing activities from continuing operations	$(143.6)	$(73.2)
Cash flows from/(used in) financing activities from continuing operations	$22.0	$(9.5)
Average realized gold price per ounce (ii)	$1,189	$1,217
Average realized copper price per pound (ii)	$2.25	$2.89
Average realized silver price per ounce (ii)	$14.94	$16.74
Average market gold price per ounce (iii)	$1,183	$1,219
Average market copper price per pound (iii)	$2.12	$2.65
Average market silver price per ounce (iii)	$14.85	$16.74

(i)	A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 13 of this Management's Discussion and Analysis.

(ii)	Realized prices based on gross sales compared to market prices for metals may vary due to the timing of the sales.

(iii)	Source of information: Bloomberg.

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4.2    First Quarter Operating Statistics

For the three months ended March 31,	2016	2015		2016	2015
Ounces of Production	Gold			Silver
Chapada	21,039	22,360	(6)%	59,516	61,942	(4)%
El Peñón	56,448	60,526	(7)%	1,608,237	2,165,201	(26)%
Canadian Malartic (i)	73,613	67,894	8%	—	—	—%
Gualcamayo	36,603	46,177	(21)%	—	—	—%
Mercedes	24,304	24,270	—%	124,620	113,439	10%
Minera Florida	25,712	28,113	(9)%	134,276	142,328	(6)%
Jacobina	29,971	18,591	61%	—	—	—%
Pilar (ii)	21,847	19,153	14%	—	—	—%
Fazenda Brasileiro (ii)	18,524	12,024	54%	—	—	—%
Total from continuing operations	308,061	299,108	3%	1,926,649	2,482,910	(22)%
Ernesto/Pau-a-Pique (discontinued operations)	—	460	(100)%	—	—	—%
Total production	308,061	299,568	3%	1,926,649	2,482,910	(22)%
Cash costs from continuing operations per ounce (iii)
Chapada	$190	$(183)	204%	$(5.97)	$(21.42)	72%
El Peñón	$586	$596	(2)%	$7.69	$7.94	(3)%
Canadian Malartic (i)	$557	$633	(12)%	$—	$—	—%
Gualcamayo	$799	$755	6%	$—	$—	—%
Mercedes	$635	$839	(24)%	$8.24	$11.20	(26)%
Minera Florida	$732	$731	—%	$9.65	$9.66	—%
Jacobina	$540	$970	(44)%	$—	$—	—%
Pilar (ii)	$632	$839	(25)%	$—	$—	—%
Fazenda Brasileiro (ii)	$536	$828	(35)%	$—	$—	—%
Cash costs from continuing operations per ounce produced (iii)	$590	$651	(9)%	$7.44	$7.46	—%
Co-product cash costs from continuing operations per ounce produced (iii)	$604	$699	(14)%	$7.71	$8.08	(5)%
All-in sustaining costs from continuing operations per ounce (iii)	$804	$889	(10)%	$10.64	$11.01	(3)%
All-in sustaining co-product costs from continuing operations per ounce (iii)	$786	$898	(12)%	$10.42	$11.05	(6)%
Concentrate Production				2016	2015
Chapada concentrate production (tonnes)				48,138	47,685	1%
Chapada copper contained in concentrate production (millions of lbs)				25.9	26.8	(3)%
Chapada co-product cash costs per pound of copper (iii)				$1.54	$1.82	(15)%
Sales Included in Revenue (iv)				2016	2015
Gold (ounces)				299,877	296,167	1%
Silver (ounces)				1,883,314	2,438,333	(23)%
Chapada concentrate (tonnes)				48,364	50,337	(4)%
Chapada payable copper contained in concentrate (millions of lbs)				22.7	26.7	(15)%

(i)	The Company holds a 50% interest in Canadian Malartic.

(ii)	Pilar, Fazenda Brasileiro and C1 Santa Luz are held within Brio Gold. Currently, C1 Santa Luz is on care and maintenance.

(iii)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(iv)	Includes the metals subject to metal sales agreements as applicable.

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5.    OVERVIEW OF RESULTS

5.1    First Quarter Overview of Financial Results

For the three months ended March 31, (In millions of US Dollars; unless otherwise noted)	2016	2015
Revenue	$430.3	$458.1
Cost of sales excluding depletion, depreciation and amortization	(232.8)	(282.1)
Gross margin	$197.5	$176.0
Depletion, depreciation and amortization	(107.5)	(137.9)
Mine operating earnings	$90.0	$38.1
Other expenses and income (i)	(76.2)	(71.7)
Earnings/(loss) from operations before income taxes	$13.8	$(33.6)
Income tax recovery/(expense)	24.6	(101.6)
Net earnings/(loss) from continuing operations	$38.4	$(135.2)
Loss from discontinued operations	(2.1)	(16.6)
Net earnings/(loss)	$36.3	$(151.8)
Earnings adjustments (ii):
Net earnings/(loss) from continuing operations	$38.4	$(135.2)
Non-cash unrealized foreign exchange losses/(gains)	12.9	(22.0)
Share-based payments/mark-to-market of deferred share units	6.0	5.1
Demobilization and reorganization costs	1.3	—
Loss on sale of assets	2.4	—
Mark-to-market of investment in available-for-sale securities and impairment of other assets	(10.4)	2.0
Other non-recurring provisions and other adjustments	0.2	17.5
Adjusted earnings/(loss) before income tax effect	$50.8	$(132.6)
Non-cash tax on unrealized foreign exchange gains	(28.9)	96.4
Income tax effect of adjustments	6.9	(1.3)
Adjusted earnings/(loss) from continuing operations (ii)	$28.8	$(37.5)
Earnings/(loss) per share from continuing operations (iii) - basic and diluted	$0.04	$(0.15)
Earnings/(loss) per share - basic and diluted	$0.04	$(0.17)
Adjusted earnings/(loss) per share from continuing operations (ii)(iii) - basic and diluted	$0.03	$(0.04)
Adjusted Operating Cash Flows (ii):
Cash flows from operating activities before changes in working capital	$128.1	$96.0
Cash portion of deferred revenue	(8.0)	—
Adjusted Operating Cash Flows	$120.1	$96.0

(i)
For the three-months ended March 31, 2016, other expenses and income represent the aggregate of the following expenses: general and administrative of $21.8 million (2015 - $27.3 million), exploration and evaluation of $3.1 million (2015 - $5.4 million), other expenses of $3.7 million (2015 - $27.8 million) and net finance expense of $47.6 million (2015 - finance income $11.2 million).

(ii)	A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 13 of this Management's Discussion and Analysis.

(iii)	Attributable to Yamana Gold Inc. equityholders.

For the three months ended March 31, 2016

Net earnings from continuing operations attributable to Yamana equityholders for the three months ended March 31, 2016 were $38.4 million or $0.04 per share basic and diluted, compared to net loss of $135.2 million or $0.15 per share basic and diluted for the three months ended March 31, 2015.

Adjusted earnings (a non-GAAP measure, see Section 13) from continuing operations were $28.8 million or $0.03 per share for the three months ended March 31, 2016, compared to adjusted loss of $37.5 million or $0.04 per share for the same period of 2015. Mine operating earnings for the three months ended March 31, 2015 were $90 million, compared to $38.1 million for the same period in 2015. Adjusted earnings and mine operating earnings for the period were higher due to higher sales of gold, partly offset by lower sales of silver and copper, lower realized metal prices of approximately 2% for gold, 11% for silver and 22% for copper and lower depletion, depreciation and amortization ("DDA").

Income tax recovery for the three months ended March 31, 2016 was $24.7 million, compared to an income tax expense of $101.6 million for the same period in 2015.

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Revenue for the three months ended March 31, 2016 was $430.3 million, compared to the $458.1 million for the same period of 2015, as a result of lower sales quantities of silver and copper and lower metal prices. Revenue for the first quarter was generated from the sale of 299,877 ounces of gold, 1.9 million ounces of silver and 22.7 million pounds of copper. This compares to sales of 296,167 ounces of gold, 2.4 million ounces of silver and 26.7 million pounds of copper for the three months ended March 31, 2015.

The average realized price of gold in the first quarter of 2016 was $1,189 per ounce compared to $1,217 per ounce for the same quarter in 2015, or 2% lower and the average realized silver price was $14.94 per ounce compared to $16.74 per ounce for the same quarter in 2015, or 11% lower. The average realized price of copper was $2.25 per pound compared to the $2.89 per pound for the first quarter in 2015, or 22% lower.

Revenue for the quarter was comprised of the following:

For the three months ended March 31,	2016				2015
(In millions of US Dollars; unless otherwise noted)	Quantity Sold (ii)		Realized Price	Revenue	Revenue
Gold (i)	299,877	oz	1,189	356.4	360.3

Silver	1,860,147	oz	14.97	27.8	40.8
Silver subject to metal sales agreement (iii)	23,167	oz	12.46	0.3	0.0
	1,883,314	oz	14.94

Copper (i)	22,141,867	lbs	2.26	50.0	77.1
Copper subject to metal sales agreement (iii)	540,634	lbs	2.06	1.1	0.0
	22,682,501	lbs	2.25
Gross revenue				$435.6	$478.2
(Deduct)/add:
- Treatment and refining charges of gold and copper concentrate				(7.0)	(8.7)
- Sales taxes				(3.4)	(7.0)
- Metal price adjustments related to concentrate revenue				5.3	(4.3)
- Other adjustments				(0.2)	(0.1)
Revenue (ii)				$430.3	$458.1

(i)	Includes payable copper and gold contained in concentrate.

(ii)	Excludes Ernesto/Pau-a-Pique which is an asset held-for-sale.

(iii)	Balances represent the metals sold under the metal sales agreement with Sandstorm Gold Inc. in respect of the period including deferred revenue amortized.

Cost of sales excluding depletion, depreciation and amortization for the three months ended March 31, 2016 was $232.8 million, compared to $282.1 million for the same period in 2015. Cost of sales excluding DDA for the first quarter was lower than that of the same period in 2015 reflecting cost reduction initiatives implemented, lower silver and copper sales volume and the devaluation of foreign currencies in which the Company operates.

The following table provides a reconciliation of the co-product cash cost (a non-GAAP measure, see Section 13) to the cost of sales excluding DDA for the quarter:

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For the three months ended March 31,	2016				2015
(In millions of US Dollars; unless otherwise noted)	Gold/Silver ounces or pounds of Copper Produced (ii)		Co-Product Cash Cost per Unit	Total Costs	Total Costs
Chapada — Gold	21,039	oz	$396	$8.3	$10.2
Chapada — Silver	59,516	oz	2.83	0.2	0.2
Chapada — Copper	25,870,726	lbs	1.54	39.8	48.7
El Peñón — Gold	56,448	oz	586	33.1	36.1
El Peñón — Silver	1,608,237	oz	7.69	12.4	17.2
Gualcamayo — Gold	36,603	oz	799	29.3	35.6
Mercedes — Gold	24,304	oz	635	15.4	20.4
Mercedes — Silver	124,620	oz	8.24	1.0	1.3
Canadian Malartic — Gold (50% interest)	73,613	oz	557	41.0	42.9
Minera Florida — Gold	25,712	oz	732	18.8	20.6
Minera Florida — Silver	134,276	oz	9.65	1.3	1.4
Jacobina — Gold	29,971	oz	540	16.2	18.0
Pilar — Gold (iii)	18,524	oz	536	9.9	16.1
Fazenda Brasileiro — Gold (iii)	21,847	oz	632	13.8	10.0
Co-product cash cost of sales (i)				$240.5	$278.7
Add (deduct):
- Inventory movements and adjustments				(4.3)	7.7
- Treatment and refining charges of gold and copper concentrate				(7.0)	(8.7)
- Commercial and other costs				0.8	1.4
- Overseas freight for Chapada concentrate				2.8	3.0
Cost of sales excluding depletion, depreciation and amortization (ii)				$232.8	$282.1

(i)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

(ii)	Excludes Ernesto/Pau-a-Pique which is a discontinued operation.

(iii)	Pilar and Fazenda Brasileiro are held within Brio Gold.

DDA expense for the three months ended March 31, 2016 was $107.5 million, compared to $137.9 million for the same period of 2015. DDA expense is lower than the comparative period due to lower silver and copper sales volume and reflects the lower asset book values due to the impairment charges recorded in the fourth quarter of 2015.

Other expenses and income include general and administrative, exploration and evaluation, other expenses and net finance expense totalling $76.2 million for the three months ended March 31, 2016, compared to $71.7 million for the same period in 2015, largely impacted by the foreign exchange movement during the period, despite decreases in other expenses and income components:

•
General and administrative expenses were $21.8 million more than 20% lower compared to $27.3 million for the same period in 2015. Results reflect the cost containment initiatives undertaken by the Company in response to the current economic environment. The Company anticipates annual G&A to be $100 million as previously guided.

•
Exploration and evaluation expenses were $3.1 million, compared to $5.4 million for the same period in 2015. Lower exploration and evaluation expenses, relative to 2015, is the result of increased near mine exploration with an end goal of mineral reserve and mineral resource expansion and a decreased emphasis on greenfield exploration.

•
Other expenses were $3.7 million, compared to $27.8 million for the same period of 2015. Other expenses in 2015 include increases in provisions with no current period comparative. Additionally, other expenses include higher mark-to-market gains during the period on the Company's warrants obtained through the Sandstorm agreement.

•
Net finance expense was $47.6 million compared to net finance expense of $11.2 million for the same period in 2015. Higher net finance expense reflects unrealized losses of $7.8 million on derivatives in the current year, compared to a smaller loss on derivatives for the comparative period in 2015. Copper derivative loss is related to the Company's risk mitigation policy adopted to minimize the price risk related to concentrate receivables. This loss is partially offset by the metal price adjustments gain of $5.3 million for concentrate

| 10

revenue included in the revenue line. Net finance expense also includes a predominately non-cash unrealized foreign exchange loss of $12.9 million, compared to a gain of $22.0 million for the comparative period in 2015.

Acquisition of Rights and Interests of Macquarie Bank Limited in Mineração Riacho dos Machados Ltda.

On March 31, 2016, the Company completed the purchase of all rights and interests of Macquarie Bank Limited in certain project loan facilities, gold purchase agreements, related guarantees and security entered into with Mineração Riacho dos Machados Ltda. (“MRDM”). MRDM is the owner of the Riacho dos Machados gold mine in Minas Gerais State, Brazil (“RDM”). This transaction is one of several agreed upon steps toward the Company’s Brio Gold division’s acquisition of RDM. Total consideration for this transaction is approximately $54.5 million, including expenses and a $6 million option payment previously made. The final acquisition of RDM, through an agreed upon restructuring procedure, closed on April 29, 2016.

Metal Purchase Agreement

On March 31, 2016, the Company entered into a copper purchase agreements with Altius Minerals Corporation(“Altius”) (the “Copper Purchase Agreement”), pursuant to which Altius is to pay Yamana total advanced payments of $60 million in cash consideration plus 400,000 Altius warrants. The Copper Purchase Agreement provides Altius with the right to receive deliveries of copper referenced to production from the Company’s Chapada mine in Brazil. In consideration, a non-refundable deposit of $8 million was paid on signing and the remaining $52 million plus the Altius warrants were received on May 3, 2016.

The Copper Purchase Agreement was entered into with the objective to finance the purchase of RDM. The Copper Purchase Agreement de-leverages the Company’s exposure to copper, a secondary metal, to increase exposure to gold, the Company’s primary metal, and increases the intrinsic value of the Brio Gold division.

The advanced payment was accounted as deferred revenue. The Company records a portion of the deferred revenue as sales, when substantial risks and rewards of the metal have been transferred to Altius. The transaction is unsecured and is subject to customary guarantees by the entities involved (see Note 13: Selected Composition Notes to the Condensed Consolidated Interim Financial Statements for further details).

5.2    First Quarter Overview of Operating Results

For the three months ended March 31, 2016

Gold production for the first quarter of 2016 was in line with expectations and higher than the comparative period in 2015. Production at most mines was generally in line with or above targets.

Gold

First quarter production was 308,061 ounces of gold, higher by 3%, compared to 299,108 ounces of gold produced from continuing operations in the first quarter of 2015. Significant quarterly increases over the first quarter of 2015 includes an increase of 61% at Jacobina, 8% at Canadian Malartic, 54% at Fazenda Brasileiro and 14% at Pilar. Continuing improvements at Mercedes and Jacobina also resulted in 19% and 4% higher production respectively, compared to the fourth quarter of 2015.

The following summarizes the total ounces of gold production by mine for the first quarter of 2016, relative to the comparative quarter in 2015:

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-
10,000
20,000
30,000
40,000
50,000
60,000
70,000
80,000
Chapada
El Peñón
Canadian Malartic
Guakamayo
Mercedes
Minera Florida
Jacobina
Pilar
Fazenda Brasileiro
Q1 2016
Q1 2015

Cash costs from continuing operations (a non-GAAP measure, see Section 13) for the first quarter of 2016 averaged $590 per ounce of gold, compared to $651 per ounce of gold in the first quarter of 2015. Cash costs were 9% lower than the comparative period in 2015 due to several ongoing cost containment initiatives, the devaluation of foreign currencies in which the Company operates and higher production, partly offset by lower by-product copper credit due to lower copper prices and quantities sold. Co-product cash costs from continuing operations (a non-GAAP measure, see Section 13) for the first quarter were $604 per ounce of gold, compared to $699 per ounce of gold for the first quarter of 2015, representing a 14% decrease.

All-in sustaining costs from continuing operations ("AISC", a non-GAAP measure, see Section 13) were $804 per ounce of gold, lower by 10% compared to $889 per ounce of gold in the first quarter of 2015.  On a co-product basis, AISC from continuing operations were $786 per ounce of gold for the first quarter, compared to $898 per ounce of gold for the first quarter of 2015, representing a 12% decrease. In the quarter, there were three debits that offset the copper credit which resulted in higher by-product AISC as compared to co-product AISC which were lower.  These debits relate to i) a one-time change in approach to intra-quarter quotational period hedging (expected to reduce the variability of quotational period adjustments in the future); ii) a metals in concentrate quantity adjustment in the first quarter (which may also occur in future quarters); and iii) a one-time buildup of copper inventory for delivery of copper pursuant to the Sandstorm Gold Ltd. metal purchase agreement.

The following summarizes co-product AISC and the respective cash costs per ounce of gold component by mine for the first quarter of 2016, relative to the comparative quarter in 2015:

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1,400
1,200
1,000
800
600
400
200
-
AISC in excess of Cash Costs
Cash Costs
Q1 2015
Q1 2016
Chapada
El Peñón
Canadian Malartic
Gualcamayo
Mercedes
Minera Florida
Jacobina
Pilar
Fazenda Brasileiro

Silver

First quarter silver production was 1.9 million ounces, compared to the 2.5 million ounces in the same quarter of 2015. Mine sequence at certain locations continues to extract from areas with lower silver grades. Production was in line with expectations for silver. Continuing improvements at Mercedes also resulted in 22% and 10% higher silver production, compared to the fourth and first quarters of 2015, respectively.

Cash costs for the first quarter of 2016 were $7.44 per ounce of silver, in line with the $7.46 per ounce of silver in the first quarter of 2015. Cash costs on a co-product basis for the first quarter were $7.71 per ounce of silver, compared to $8.08 per ounce of silver in the first quarter of 2015 or 5% lower. Co-product cash costs per ounce of silver were also 2% lower during the quarter, compared with the fourth quarter of 2015.

Copper

Total copper production for the first quarter of 2016 was above expectations at 25.9 million pounds, compared to 26.8 million pounds for the same period of 2015. Copper production continues to be expected at an increasing trend for the remainder of 2016.

Co-product cash costs per pound of copper (a non-GAAP measure, see Section 13) were $1.54 per pound from the Chapada mine, compared to $1.82 per pound of copper in the first quarter of 2015, representing a 15% decrease.

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6.    OPERATING MINES

CHAPADA, BRAZIL

	For the three months ended March 31,
Operating Statistics	2016	2015
Production
Concentrate (tonnes)	48,138	47,685	1%
Gold contained in concentrate (ounces)	21,039	22,360	(6)%
Silver contained in concentrate (ounces)	59,516	61,942	(4)%
Copper contained in concentrate (millions of pounds)	25.9	26.8	(3)%
Cash costs per gold ounce produced (i)	$190	$(183)	204%
Cash costs per silver ounce produced (i)	$(5.97)	$(21.42)	72%
Co-product cash costs per gold ounce produced (i)	$396	$458	(14)%
Co-product cash costs per silver ounce produced (i)	$2.83	$3.62	(22)%
Co-product cash costs per pound of copper produced (i)	$1.54	$1.82	(15)%
All-in sustaining costs per gold ounce produced (i)	$634	$253	151%
All-in sustaining costs per silver ounce produced (i)	$6.84	$(5.50)	224%
All-in sustaining co-product costs per gold ounce produced (i)	$490	$552	(11)%
All-in sustaining co-product costs per silver ounce produced (i)	$3.51	$4.31	(19)%
All-in sustaining co-product costs per pound of copper produced (i)	$1.85	$2.14	(14)%
Ore mined (tonnes)	2,515,426	2,988,975	(16)%
Waste mined (tonnes)	3,815,725	3,812,469	—%
Ore processed (tonnes)	4,588,253	4,262,346	8%
Gold feed grade (g/t)	0.28	0.27	2%
Copper feed grade (%)	0.35	0.36	(4)%
Concentrate grade - gold (g/t)	13.60	14.58	(7)%
Concentrate grade - copper (%)	24.42	25.54	(4)%
Gold recovery rate (%)	52.3	60.0	(13)%
Copper recovery rate (%)	74.8	79.5	(6)%
Sales (ii)
Concentrate (tonnes)	48,364	50,337	(4)%
Payable ounces contained in concentrate
Payable gold contained in concentrate (ounces)	14,749	20,486	(28)%
Payable silver contained in concentrate (ounces)	1,363	41,964	(97)%
Payable copper contained in concentrate (millions of pounds)	22.7	26.7	(15)%
Treatment and refining charges of gold and copper concentrate (millions of $)	$(7.0)	$(8.7)	(20)%
Metal price adjustments related to concentrate revenue (millions of $)	$5.3	$(4.3)	(223)%
Depletion, depreciation and amortization
Per gold ounces sold	$174	$141	23%
Per silver ounces sold	$1.03	$2.38	(57)%
Per copper pound sold	$0.30	$0.32	(6)%

(i)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(ii)	Quantities sold include quantity adjustment on provisional and final invoice settlements.

Chapada gold and copper production were both above plan and operational improvement efforts advanced, allowing Chapada to deliver on expectations in the first quarter of 2016. Over the course of the first half of 2016, these operational improvement efforts are expected to result in increases in recoveries and plant throughput with minimal capital expenditures and external expenditures reductions. In particular, the retrofit of the first line of the flotation circuit was completed in March and the second line was retrofitted in April, which will allow the increased recovery to impact the majority of the second quarter. The new flotation cells, which are of the forced-air type instead of the self-aspirated type previously used, are expected to improve overall flotation recoveries, costs and plant availability. Preliminary results show an increase in recoveries of approximately 3% which are consistent with expectations and the potential for further improvements have been identified using the improved operational foundation the new cells provide. Other initiatives in the crushing and grinding circuit are aimed towards increasing available time

| 14

and utilization in these areas. The impact of the two aforementioned improvements, along with expected increased grades, will result in higher production in the second half of the year with an approximate split of 45:55.

Chapada produced 21,039 ounces of gold and 59,516 ounces of silver for the first quarter of 2016, compared to 22,360 ounces of gold and 61,942 ounces of silver in the first quarter of 2015. Co-product cash costs were $396 per ounce of gold and $2.83 per ounce of silver in the first quarter of 2016, compared to $458 per ounce of gold and $3.62 per ounce of silver in the first quarter of 2015.

Lower gold and copper production, compared to the first quarter of 2015, was due to lower copper feed grades and lower recoveries, partially offset by higher throughput. In January and February of 2016, the region experienced abnormally high amounts of rain, affecting the mining of ore from the pits and forcing increased plant feed from low grade stockpiles. This resulted in lower recoveries offset by higher throughput due to reduced hardness. By contrast, the first quarter of 2015 was unusually dry, allowing higher ore extraction from the mines which resulted in better blending opportunities that maximized recoveries in that period.

Cash costs for the first quarter were impacted by a 22% decline in the realized price of copper resulting in a lower by-product credit for the first quarter of 2016, compared to the first quarter of 2015. Lower co-product cash costs for gold and copper compared to the first quarter of 2015 despite lower production is the result of further depreciation of the Brazilian Real and the implementation of several cost reduction initiatives implemented in 2015 which continue into 2016 as described above.

Copper production was 25.9 million pounds in the first quarter of 2016, compared to production of 26.8 million pounds of copper in the first quarter of 2015. Co-product cash costs for copper were $1.54 per pound in the first quarter of 2016, compared to $1.82 per pound in the same quarter in 2015.

| 15

EL PEÑÓN, CHILE

	For the three months ended March 31,
Operating Statistics	2016	2015
Production
Gold production (ounces)	56,448	60,526	(7)%
Silver production (ounces)	1,608,237	2,165,201	(26)%
Co-product cash costs per gold ounce produced (i)	$586	$596	(2)%
Co-product cash costs per silver ounce produced (i)	$7.69	$7.94	(3)%
All-in sustaining co-product costs per gold ounce produced (i)	743	748	(1)%
All-in sustaining co-product costs per silver ounce produced (i)	9.76	10.00	(2)%
Ore mined (tonnes)	308,679	303,019	2%
Ore processed (tonnes)	328,882	379,075	(13)%
Gold feed grade (g/t)	5.65	5.41	4%
Silver feed grade (g/t)	176.80	206.44	(14)%
Gold recovery rate (%)	94.5	92.8	2%
Silver recovery rate (%)	86.3	86.3	—%
Sales
Gold (ounces)	58,454	59,788	(2)%
Silver (ounces)	1,638,050	2,144,850	(24)%
Depletion, depreciation and amortization
Per gold ounce sold	$320	$334	(4)%
Per silver ounce sold	$4.03	$4.61	(13)%

(i)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

At El Peñón, first quarter production was in line with plan and initiatives to improve mine development, productivity and reduce external expenditures continued to advance. Efficiency improvements were evidenced during the quarter as mine development metres came in at more than 10% the established base line. Additionally, efforts to improve overall mining efficiency and improvements in recovery were initiated, some of which began to show results toward the end of the quarter. El Peñón is positioned to meet production guidance for the full year while continuing to focus on improving operational efficiency and cost reductions. Lower gold production, relative to the first quarter of 2015 resulted from lower throughput consistent with the mining sequence, partly offset by higher grade and recovery. Silver production was lower in the first quarter of 2016 due to lower planned feed grade.

El Peñón produced 56,448 ounces of gold and 1.6 million ounces of silver in the first quarter of 2016, compared to 60,526 ounces of gold and 2.2 million ounces of silver in the same period of 2015. Cash costs were $586 per ounce of gold and $7.69 per ounce of silver in the first quarter of 2016, compared to $596 per ounce of gold and $7.94 per ounce of silver in first quarter of 2015.

Despite lower production for both gold and silver, cash costs per ounce during the quarter were lower, compared to the first quarter of 2015, assisted by cost reductions implemented and the devaluation of the Chilean Peso.

Exploration in 2016 at El Peñón aims to extend mine life and promptly bring into production near mine discoveries. In particular, the focus during the first half of 2016 is on extensions of known veins in Pampa Augusta Victoria, Quebrada Colorada and Bonanza, along with the medium term targets such as Tres Tontos W, Cerro Pampa Providencia and Borde Norte and developing targets at Cerro Tostado and Dorado SW.

| 16

CANADIAN MALARTIC (50% interest), CANADA

	For the three months ended March 31,
Operating Statistics	2016	2015
Production
Gold production (ounces)	73,613	67,894	8%
Co-product cash costs per gold ounce produced (i)	$557	$632	(12)%
All-in sustaining co-product costs per gold ounce produced (i)	694	781	(11)%
Ore mined (tonnes)	2,394,197	2,889,764	(17)%
Waste mined (tonnes)	4,810,497	5,803,857	(17)%
Ore processed (tonnes)	2,380,269	2,339,474	2%
Gold feed grade (g/t)	1.07	1.00	7%
Gold recovery rate (%)	89.9	90.0	—%
Sales
Gold sales (ounces)	68,069	62,804	8%
Depletion, depreciation and amortization
Per gold ounce sold	$401	$397	1%

(i)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

At Canadian Malartic, first quarter production results met expectations and was in line with the fourth quarter of 2015. First quarter production exceeded the first quarter of 2015 by 8% and was the result of planned higher grades and higher throughput as the mill reached a record first quarter performance of 52,314 tonnes per day. Planned production in the first quarter was slightly higher than the fourth quarter due to higher grade and recovery, which also positively impacted cash costs.

In the first quarter of 2016, Canadian Malartic produced 73,613 ounces of gold on a 50%-basis, compared to 67,894 ounces of gold in the first quarter of 2015. Cash costs were $557 per ounce of gold in the first quarter, compared to $632 per ounce in the first quarter of 2015.

Cash costs in the first quarter were 12% lower than the first quarter of 2015 and 8% lower than the fourth quarter of 2015.  These were positively impacted by higher production at higher grades, the depreciation of the Canadian Dollar, lower costs for fuel and explosives and lower quantity of waste mined.

In 2016, Canadian Malartic will continue to pursue opportunities with a focus on improvements to the grinding and crushing circuits in an attempt to optimize mill throughput and reduce overall planned maintenance downtime. Increasing mining from higher grade zones and improvements in mining productivity are also anticipated during 2016. In the medium to long-term, the Company is expecting to pursue opportunities to increase throughput by optimizing rock fragmentation. Additionally, the mining sequence will be evaluated in order to determine the inclusion of other zones such as Odyssey and other near mine opportunities as these have the potential to provide new sources of ore for the mill.

| 17

GUALCAMAYO, ARGENTINA

	For the three months ended March 31,
Operating Statistics	2016	2015
Production
Gold production (ounces)	36,603	46,177	(21)%
Co-product cash costs per gold ounce produced (i)	$799	$755	6%
All-in sustaining co-product costs per gold ounce produced (i)	810	782	4%
Ore mined (tonnes)	2,069,134	1,743,917	19%
Waste mined (tonnes)	3,138,025	7,462,410	(58)%
Ore processed (tonnes)	2,021,422	1,744,540	16%
Gold feed grade (g/t)	0.94	1.28	(27)%
Gold recovery rate (%)	59.6	64.3	(7)%
Sales
Gold sales (ounces)	38,209	46,112	(17)%
Depletion, depreciation and amortization
Per gold ounce sold	$235	$441	(47)%

(i)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Gualcamayo exceeded expectations in the first quarter of 2016 which was the result of higher than planned grades and throughput. Gualcamayo is well positioned to meet annual production expectations. Production is expected to increase quarter-over-quarter from higher grades as part of the normal mining sequencing which calls for higher grades the second half of the year, and higher throughout from the build-up of ore inventory placed on the leach pad and the ramp-up of the sub-level caving in the underground mine.

Planned production was lower than the first quarter of 2015 due to lower gold grades and recoveries, which were in line with regular mining sequencing, offset by higher throughput.

In the first quarter of 2016, Gualcamayo produced 36,603 ounces of gold, compared to 46,177 ounces of gold in the same quarter of 2015. Cash costs were $799 per ounce of gold in the first quarter of 2016, compared to $755 per ounce of gold in the first quarter of 2015.

Cash costs were slightly higher in the first quarter of 2016, compared to the first quarter of 2015 due to the lower production and local inflationary pressures offset by the devaluation of the Argentinian Peso and reductions in external expenses.

The near term exploration efforts at Gualcamayo are focused on Cerro Condor and Targets DK both adjacent to the current QDD Open Pit. The medium term exploration work is being carried at Las Vacas, a target located to the west of the open pit which presents inferred mineral resources with high grade gold mineralization near surface and a geophysical anomaly down depth.

The Deep Carbonates project is a potential large scale, bulk tonnage underground operation beneath the current QDD pit limits with recoverable gold currently estimated at more than 1.1 million ounces. The project continues to advance with the detailed review of a number of mining method alternatives to improve the capital spend profile and an economically viable arsenic treatment. The mineralization is open in almost every direction and continued exploration is expected to further improve project economics. The results of the aforementioned work will be evaluated during the course of 2016, whereupon a decision will be made as to whether to advance to a more detailed phase of study later in the year.

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MERCEDES, MEXICO

	For the three months ended March 31,
Operating Statistics	2016	2015
Production
Gold production (ounces)	24,304	24,270	—%
Silver production (ounces)	124,620	113,439	10%
Co-product cash costs per gold ounce produced (i)	$635	$839	(24)%
Co-product cash costs per silver ounce produced (i)	$8.24	$11.20	(26)%
All-in sustaining co-product costs per gold ounce produced (i)	$783	$916	(15)%
All-in sustaining co-product costs per silver ounce produced (i)	$10.16	$12.22	(17)%
Ore mined (tonnes)	144,758	112,387	29%
Ore processed (tonnes)	176,611	175,924	—%
Gold feed grade (g/t)	4.58	4.56	—%
Silver feed grade (g/t)	51.49	53.24	(3)%
Gold recovery rate (%)	94.0	94.2	—%
Silver recovery rate (%)	42.9	37.8	13%
Sales
Gold (ounces)	23,288	25,400	(8)%
Silver (ounces)	127,220	117,115	9%
Depletion, depreciation and amortization
Per gold ounce sold	$105	$344	(69)%
Per silver ounce sold	$1.32	$4.77	(72)%

(i)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

At Mercedes, improved operational performance during the first quarter of 2016 was the result of a revised mine plan along with a more selective mining method and revisions to the mine's cost structure. Following the successful transition in 2015, the focus has shifted to converting mineral resources to mineral reserves through definition drilling, while also focusing exploration on testing promising near-mine targets. Mercedes is also evaluating options to increase the mining rate and milling alternatives to improve recoveries. With a continued focus on business optimization and operating efficiencies, Mercedes is well positioned to continue delivering on expectations for the remainder of 2016.

In the first quarter of 2016, Mercedes produced 24,304 ounces of gold and 124,620 ounces of silver, compared to 24,270 ounces of gold and 113,439 ounces of silver in the same quarter of 2015. Cash costs were $635 per ounce of gold and $8.24 per ounce of silver in the first quarter of 2016, compared to $839 per ounce of gold and $11.20 per ounce of silver in the same quarter of 2015.

First quarter production was in line with the first quarter of 2015 for gold and 10% higher for silver mainly attributable to higher silver recovery. Mill throughput was in line with the first quarter of 2015, while the feed contribution from mining increased by 29%. Gold and silver production was also higher in the first quarter, compared to the fourth quarter due to higher grade, recovery and ore processed.

Cash costs benefited from several cost control initiatives in addition to local currency devaluation.

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MINERA FLORIDA, CHILE

	For the three months ended March 31,
Operating Statistics	2016	2015
Production
Gold production (ounces)	25,712	28,113	(9)%
Silver production (ounces)	134,276	142,328	(6)%
Co-product cash costs per gold ounce produced (i)	$732	$731	—%
Co-product cash costs per silver ounce produced (i)	$9.65	$9.66	—%
All-in sustaining co-product costs per gold ounce produced (i)	$879	$893	(2)%
All-in sustaining co-product costs per silver ounce produced (i)	$11.53	$11.80	(2)%
Ore mined (tonnes)	223,490	200,575	11%
Ore processed (tonnes)	422,225	454,297	(7)%
Gold feed grade (g/t)	2.29	2.32	(1)%
Silver feed grade (g/t)	16.05	18.72	(14)%
Gold recovery rate (%)	83.0	81.7	2%
Silver recovery rate (%)	58.3	56.7	3%
Sales
Gold (ounces)	25,549	28,015	(9)%
Silver (ounces)	116,681	134,404	(13)%
Depletion, depreciation and amortization
Per gold ounce sold	$382	$533	(28)%
Per silver ounce sold	$4.92	$7.40	(34)%

(i)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

At Minera Florida, gold and silver production were in line with plan and production is expected to increase over the course of 2016. Higher production is expected from increased ore extraction to feed both plants, which is expected to reduce overall costs. Lower gold and silver production, compared to the first quarter of 2015 was due to lower throughput and lower grades as defined by the mining sequence, offset by higher recoveries for both metals.

In the first quarter of 2016, Minera Florida produced 25,712 ounces of gold and 134,276 ounces of silver, compared to 28,113 ounces of gold and 142,328 ounces of silver in the same quarter of 2015. Cash costs were $732 per ounce of gold and $9.65 per ounce of silver in the first quarter of 2016, compared to $731 per ounce of gold and $9.66 per ounce of silver in the same quarter of 2015.

Despite the lower production and lower credits for zinc due to an over 20% decrease in the realized price, cash costs were in line with the comparative quarter of 2015 as result of cost reduction initiatives and the devaluation of the Chilean Peso.

Progress on reducing down time in the underground mine continued during the first quarter with the results of these efforts expected to be realized in the second half of the year. The Company also advanced initiatives relating to the processing plant that are expected to improve metal recoveries including process controls and analysis on zinc flotation which should continue in the following quarters.

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JACOBINA, BRAZIL

	For the three months ended March 31,
Operating Statistics	2016	2015
Production
Gold production (ounces)	29,971	18,591	61%
Co-product cash costs per gold ounce produced (i)	$540	$970	(44)%
All-in sustaining co-product costs per gold ounce produced (i)	$750	$1,227	(39)%
Ore mined (tonnes)	421,827	355,366	19%
Ore processed (tonnes)	428,836	348,273	23%
Gold feed grade (g/t)	2.27	1.80	26%
Gold recovery rate (%)	95.6	92.2	4%
Sales
Gold Sales (ounces)	30,459	19,488	56%
Depletion, depreciation and amortization
Per gold ounce sold	$305	$444	(31)%

(i)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Jacobina exceeded expectations in the first quarter with significant improvements in production, recoveries and costs. Consistent with the mine plan, development and production from higher grade areas continued to advance, and Jacobina is well positioned to meet or exceed annual expectations.

In the first quarter of 2016, Jacobina produced 29,971 ounces of gold, compared to 18,591 ounces of gold in the same quarter of 2015. Cash costs were $540 per ounce of gold in the first quarter of 2016, compared to $970 per ounce of gold in the first quarter of 2015.

Production in the first quarter of 2016 exceeded the first quarter of 2015 by 61% as the mine benefited from higher feed grade, throughput and recovery. Higher throughput and grades also contributed to higher production compared to the fourth quarter of 2015. Cash costs in the first quarter were lower compared to the first quarter of 2015 and the fourth quarter of 2015 by 44% and 12%, respectively, and were favourably impacted by higher production, reductions in external expenses and the devaluation of the Brazilian Real, which also positively impacted the AISC.

The exploration program at Jacobina continues to focus on mineral resource conversion and mineral reserve delineation aiming to extend mine life and promptly bring into production near mine discoveries. Results from Canavieiras Norte and Sul continue to return mineable widths of mineralization at grades generally and often significantly above mineral reserve grade. Results from Moro Do Vento and João Belo are positive and in line with expectations.

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PILAR, BRAZIL

	For the three months ended March 31,
Operating Statistics (i)	2016	2015
Production
Gold production (ounces)	21,847	19,153	14%
Co-product cash costs per gold ounce produced (ii)	$632	$839	(25)%
All-in sustaining co-product costs per gold ounce produced (ii)	$744	$906	(18)%
Ore mined (tonnes)	293,969	228,599	29%
Ore processed (tonnes)	293,833	265,121	11%
Gold feed grade (g/t)	2.44	2.41	1%
Gold recovery rate (%)	94.6	93.3	1%
Sales
Gold Sales (ounces)	21,545	19,200	12%
Depletion, depreciation and amortization
Per gold ounce sold	$354	$377	(6)%

(i)	Pilar is held within the Brio Gold division.

(ii)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Pilar had a record quarter for production in the first quarter of 2016, producing 21,847 ounces of gold, which is 14% higher than the 19,153 ounces of gold produced in the same period of 2015. Higher production was the result of the contribution of production from Maria Lazarus, higher recoveries and higher throughput. Maria Lazarus commenced production in August of 2015 and is expected to contribute, at full production, approximately 25,000 ounces of gold per year.

Cash costs were $632 per ounce of gold in the first quarter of 2016, compared to $839 per ounce of gold in the first quarter of 2015. Cash costs were favourably impacted by the higher production and the devaluation of the Brazilian Real.

FAZENDA BRASILEIRO, BRAZIL

	For the three months ended March 31,
Operating Statistics (i)	2016	2015
Production
Gold production (ounces)	18,524	12,024	54%
Co-product cash costs per gold ounce produced (ii)	$536	$828	(35)%
All-in sustaining co-product costs per gold ounce produced (ii)	$644	$1,156	(44)%
Ore mined (tonnes)	270,966	266,959	2%
Ore processed (tonnes)	284,026	255,322	11%
Gold feed grade (g/t)	2.29	1.73	32%
Gold recovery rate (%)	88.5	88.0	1%
Sales
Gold Sales (ounces)	19,555	14,874	31%
Depletion, depreciation and amortization
Per gold ounce sold	$185	$455	(59)%

(i)	Fazenda Brasileiro is held within the Brio Gold division.

(ii)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

First quarter resulted in a significant increase of 54% at Fazenda Brasileiro with a total of 18,524 ounces of gold, compared to 12,024 ounces of gold in the same quarter of 2015. Cash costs decreased by 35% to $536 per ounce of gold in the first quarter, compared to $828 per ounce of gold in the first quarter of 2015. Improved production and costs in the quarter were the result of mining higher grade ore from the previous quarter of 2015. Cash costs were also favourably impacted by the devaluation of the Brazilian Real.

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C1 SANTA LUZ, BRAZIL

In the third quarter of 2015, the modified process flowsheet was identified and a five month detailed metallurgical testwork program was completed at C1 Santa Luz (held within Brio Gold). The results of the work were incorporated into a Preliminary Economic Assessment, which included an updated mine design and production schedule based on a new mineral resource in connection with current operating cost estimates and recovery parameters. The modified process flowsheet allows for the processing of the carbonaceous minerals at C1 Santa Luz and the overall weighted average recovery is expected to be approximately 84%.

The Company completed an approximately 15,000 metre drill program at C1 Santa Luz in the first quarter of 2016 and the Company believes there will be significant conversion of mineral resources to mineral reserves. A new mineral reserve and mineral resource estimate is expected for C1 Santa Luz this year. Detailed construction engineering is underway. The results of the pre-feasibility study will be available by mid-year. Once operations resume, C1 Santa Luz is targeted to produce approximately 100,000 ounces of gold annually.

BRIO GOLD - UPDATE

With the closing of the previously mentioned acquisition of RDM, Yamana now owns three producing mines in its Brio Gold division with combined initial annualized production at full capacity of approximately 250,000 gold ounces, which would further increase to approximately 350,000 gold ounces assuming the re-commissioning of C1 Santa Luz.  For 2016, the Brio Gold division’s consolidated production is expected to be at least 180,000 gold ounces, including expected attributable production of approximately 30,000 gold ounces from RDM, with annual production of 250,000 gold ounces beginning in 2017, which would be RDM’s first full year of production at full capacity.

7.    CONSTRUCTION, DEVELOPMENT AND EXPLORATION

CONSTRUCTION AND DEVELOPMENT

The following summary highlights key updates during the first quarter of 2016, from the development projects of the Company.

Cerro Moro, Argentina

The Company announced, in early 2015, the formal decision to proceed with the construction of Cerro Moro and provided updated project parameters with respect to timing and capital investment. During the course of 2015, detailed engineering for the 1,000 tonnes per day processing plant and mine was advanced to approximately 50% completion, in line with the published project execution schedule. Included in the 2015 work program was the upgrading and extension of the site access road, conclusion of the locked-cycle metallurgical test work program, the placement of orders on various long-lead time items such as the tailings thickeners, and the continuation of the first stage of the construction camp.

The 2016 work program envisages the prudent ramp-up of site construction activities, the continuation of detailed engineering as well as the advancement of underground mining, in order to gain a better understanding of in-situ mining conditions. During the first quarter, the Company achieved three development objectives. The Company completed 120 metres of total planned underground development for 2016 of 617 metres, which positions the Company ahead of schedule providing additional time to develop the competency for underground mining in the local workforce, the ramp-up of site construction continued, and detailed engineering is 65% complete, also ahead of schedule which is expected to be closer to 90% by year-end. This increases the comfort level on the construction process and details related to the plant eliminating ambiguities in construction schedule and potential delays. The planned expenditure for 2016 is expected to be approximately $53 million and continues to reflect the previously reported execution schedule resulting in initial production the second quarter of 2018. The current execution schedule allows for implementation of the Company's plans in light of the recent Argentinian regime change. Furthermore, this approach allows for further exploration drilling in order to increase the size of the Cerro Moro mineral resources, in addition to improving the current mineral resource categorization.

The Cerro Moro project contains a number of high grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining. The feasibility study is based on annual production in the first three years of approximately 150,000 ounces of gold and 7.2 million ounces of silver, with annual production averaging approximately 130,000 ounces of gold and 6.4 million ounces of silver over an initial 6 year mine life at a throughput of 1,000 tonnes per day. The concentrator will consist of a standard crushing, grinding and flotation circuit with a counter current decantation and a Merrill Crowe circuit included.

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The Company believes that the Cerro Moro project offers significant opportunities for the conversion of mineral resources into mineral reserves and for further discoveries on the property. This will serve to significantly improve the returns and value from this high grade project.

Agua Rica, Argentina

Agua Rica is a low cost, large scale porphyry copper, molybdenum, gold and silver deposit located in the province of Catamarca, Argentina with proven and probable mineral reserves of approximately 10 billion pounds of copper and 6.5 million ounces of gold contained in approximately 910 million tonnes at copper and gold grades of 0.49% and 0.22 grams per tonne respectively.

The Company continued to evaluate other alternatives to unlock the significant value inherent in Agua Rica. In addition, exploration activities at the Cerro Atajo prospect, which was included in the Definitive Agreement signed with the provincial Government of Catamarca, Argentina (the "Government”), represented by the provincial mining company Catamarca Mineria y Energetica Sociedad del Estado (“CAMYEN”), continued to advance in the period.

The Cerro Atajo prospect lies 10 km east of Alumbrera and 25 km west of Agua Rica, a region in which both the Company and the Government have interests. The property is prospective for both high grade gold-copper-silver veins and large tonnage copper-gold porphyry mineralization. Cerro Atajo is centered on an intrusive complex within the same host rock as the nearby Alumbrera mine.

EXPLORATION

The Company continues to consider exploration to be a key to unlocking and creating further value for shareholders at existing operations. The 2016 exploration program is focused on continuing to find higher quality ounces, being those ounces with the greatest potential to most quickly generate cash flow, and on infill drilling to do the work necessary to upgrade the existing inferred mineral resources.

The following is a summary of the exploration and evaluation expenditures for the current and comparative periods.

	For the three months ended March 31,
(In millions of US Dollars)	2016	2015
Exploration and evaluation capitalized (i)	$17.0	$7.9
Exploration and evaluation expensed (ii)	3.1	5.4
Total exploration and evaluation expenditures	$20.1	$13.3

(i)
Capitalized exploration and evaluation costs are reflected in the Consolidated Balance Sheet's property, plant and equipment as part of the additions to mining property costs not subject to depreciation for near-mine exploration and tangible exploration and evaluation assets with probable future economic benefits.

(ii)	Expensed exploration and evaluation costs are reported in the Condensed Consolidated Interim Statements of Operations.

The following summary highlights the areas of focus for the 2016 exploration program and provides key updates during the first quarter of 2016.

Monument Bay, Canada

The 2016 exploration program at Monument Bay will focus on drilling to extend high grade zones located on the western, central and eastern portions of the Twin Lakes deposit. The 2016 program is expected to complete a total of approximately 14,600 metres. Much of the drill testing will occur during the winter season once the lakes freeze. When the winter drill program is complete, exploration will continue with the ore core assay program ("OCAP"), which reviews and collects samples from core drilling of the Twin Lakes deposit and was initiated by companies prior to the Company's acquisition. The Company will continue collecting air, water and terrestrial data surrounding the Twin Lakes deposit for baseline studies needed for future project permit documentation.

During the first quarter, the winter drill program focused on high-grade mineral resource extensions and converting uncategorized mineral resource blocks in the eastern and central portions of the Twin Lakes deposit. A total of 2,378 metres distributed in 13 diamond drill holes were completed during the quarter. Most new holes encountered visually encouraging mineralization, and assay results received to-date returned positive results that should support mineral resource expansion and growth. The OCAP sampling program will resume late in the second quarter and continue into the third quarter. The Company expects an increase in mineral resources based on the drilling work and re-sampling of historical logs and core.

Chapada, Brazil

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The 2016 exploration program at Chapada will focus on increasing mineral resources at Sucupira and advancing near mine targets including Hidrothermalito Sul, Santa Cruz, Interpits and others. The exploration program has budgeted $4.5 million to complete 25,000 metres of drill testing. Chapada has a $1.5 million budget to complete infill and ore delineation programs at Cava Norte, Cava Central and Corpo Sul and is expected to complete approximately 12,000 metres of drilling on these projects.

During the first quarter, four drill rigs were on-site testing Sucupira, Santa Cruz and Hidrothermalito with positive results being returned at Sucupira and Santa Cruz. The exploration program completed 2,608 metres distributed in 15 diamond drill holes during the quarter. Drill results for Sucupira continue to extend the low grade halo and high grade core mineral envelop to the Southwest. Extensions to depth of surface mineralization discovered last year at the Santa Cruz deposit were found within the potassic sericite halo formed in the muscovite chlorite schist that indicate a northwest trend of precious metal mineralization which will be followed up in the second quarter.

The infill program at Chapada completed 2,930 metres distributed in 28 diamond core holes during the quarter on the Cava Norte, Cava Central and Corpo Sul deposits. Results at Cava Norte and Cava Central are favourable and suggest extensions to mineral bodies are possible to the southeast.

El Peñón, Chile

The 2016 exploration program at El Peñón will focus on exploring for extensions of known ore bodies along strike and dip, developing and testing new targets that may add ounces to the mineral resource and eventual mineral reserve profile and upgrading of mineral resources to support production plans and strategic life of mine. These programs at El Peñón are expected to complete a minimum of 148,000 metres of drilling.

During the first quarter, local exploration completed a total of 19,257 metres distributed in 52 holes, district exploration completed 6,996 metres in 12 holes and the infill program completed a total of 19,428 metres distributed in 62 holes. Positive results were returned from the local exploration program at the Abundancia, Dorada FW and Bonanza targets. Anomalous results received support continued exploration of the structural target which may link Pampa Campamento to the Quebrada Colorada and Quebrada Orito ore bodies. The infill program returned positive results from the Esmeralda, La Paloma, Martillo and Dorada FW drill programs.

Gualcamayo, Argentina

The 2016 exploration program at Gualcamayo will focus on infill drill testing of near QDD Main pit deposits, limited drilling to expand underground oxide mineralization at QDD Lower, infill drilling and exploration drilling at Las Vacas and exploration drilling at newly developed Sector Potenciales, Cerro Condor and DK targets, and mapping and sampling of select target areas. The goal of all programs is to delineate new drilling targets that can immediately contribute oxide mineral resources that can rapidly be upgraded to mineral reserves. The 2016 program at Gualcamayo is expected to complete a total of approximately 30,500 metres of drilling.

During the first quarter, exploration activities focused on sampling and mapping near QDD Main Pit, and resource drilling in the Gualcamayo pit. Two new, near pit targets named Cerro Condor and Sector Potenciales have been identified and are being drilled in the second quarter. These targets provide significant opportunity to increase oxide ore. Two drill rigs have been mobilized to site to test and extend the surface mineralization to depth. Both targets are supported by 10 meter channel samples which returned results at or significantly above average mine ore grade.

Samples from the last eight drill holes in the Gualcamayo pit have been sent for external laboratory testing and the results are pending. Results are expected early in the second quarter and will be used to help define a new drill program for the sector.

Also during the quarter, access roads and drill pads in Las Vacas were opened in support of the planned drilling program scheduled to begin early in the second quarter.

Mercedes, Mexico

The 2016 exploration program at Mercedes will focus on discovering new mineral bodies close to existing development, supporting mine production, exploring for extensions to mineralization along strike of the main Mercedes mine trend and testing geologic targets developed in late 2015.

The exploration drill program at Mercedes began late in the first quarter and is expected to complete a total of approximately 12,100 metres of drilling to test near mine parallel structure, extensions of known ore bodies and various geologic and geophysical targets. A total of 440 metres distributed in two diamond core holes were completed during March. The completed hole was logged and sampled with assay results pending.

Minera Florida, Chile

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The 2016 exploration program at Minera Florida will focus on discovering new deposits with the majority of testing expected at Lorena Este, Tribuna Central, Tribuna Este and Millenium Norte, and is expected to complete a total of approximately 20,000 metres of drilling.

During the first quarter, the infill drilling advanced and continued to return positive results. Surface exploration work continued during the quarter and has identified a number of targets for follow up, including the Tribuna Belt, which suggests the potential for a new mineralized corridor parallel to Tribuna-Rubí.

Jacobina, Brazil

The 2016 exploration program at Jacobina will focus on infill drilling in support of mineral resource conversion and mineral reserve delineation, and will continue to explore for the Main Reef beneath the Moro do Vento deposit. The 2016 program at Jacobina is expected to complete a total of 36,000 metres of drilling.

During the first quarter, infill drilling continued at the Canavieras North and South, Morro do Vento and João Belo mines. Many of the infill holes at Canavieiras Norte and Sul cut several mineralized reefs in each hole whereas the holes at Moro do Vento and João Belo typically drilled through one or two reefs. Results from Canavieiras Norte and Sul continue to return mineable widths of mineralization at grades generally and often significantly above reserve grade. Results from Moro Do Vento and João Belo are positive and in line with expectations. Geologists continue to update the mineralization Isopach models to add in identified mineral trends at all mines.

Exploration at Morro Do Vento for the deep, structurally offset portion of the Main Reef continued during the first quarter with a decision on continuation of the drilling to be expected when sufficient results are gathered.

Cerro Moro, Argentina

The 2016 exploration program at Cerro Moro will focus on discovering a new high grade structure and expanding the current indicated mineral resources. The 2016 program at Cerro Moro is expected to complete a total of approximately 16,000 metres of drilling.

Drilling in support of the 2016 exploration program at Cerro Moro began late in the first quarter.

Canadian Malartic Corporation, Canada

As 50-50 partners in the Canadian Malartic Corporation, Yamana and Agnico jointly explore the Kirkland Lake, Hammond Reef, Pandora, and the Wood-Pandora properties. The 2016 exploration program will focus on underground and surface exploration at Pandora for Lapa style mineral bodies, and upgrading the known Odyssey mineral deposit at the Canadian Malartic mine to inferred mineral resources. At Odyssey, the 2016 program is expected to complete approximately 60,000 metres of drilling to obtain a nominal 100 metre by 100 metre drill grid. At Pandora, the 2016 program is expected to extend the exploration tunnel while drilling the near surface and deeper underground accessible targets until the third quarter when the Lapa mine's operations are schedule to shut down.

During the first quarter, a total of 18,861 metres distributed in 18 diamond drill holes were completed at Odyssey and a total of 6,877 metres distributed in 14 diamond drill holes were completed at Pandora. The Odyssey drill program continues to define the north and south mineral bodies and has discovered two, previously unknown mineralized structures. Geologic and mineralization models have identified two zones within the north zone where cross-cutting structures have created blow-out zones of mineralization much wider than other portions of the deposits. Additional focused drilling of these swell zones will follow the initial 100 meter by 100 meter program in the third quarter to better define the mineral inventory. Exploration activity at Kirkland Lake included data compilation and completing 35 kilometres of line-cutting in preparation of an IP geophysical survey to be initiated in the second quarter.

Fazenda Brasileiro, Pilar and C1 Santa Luz

The 2016 exploration program at Fazenda Brasileiro and Pilar will focus on infill and mineral resource expansion drilling in support of operations. C1 Santa Luz, drilling will be focused on obtaining more drilling to detailed metallurgical information for the previously defined orebody.

The 2016 program at Fazenda Brasileiro is expected to complete approximately 90,000 metres of drilling. The 2016 drill program will focus on mineral resource discovery and increasing mineral reserves within targets located at E388, E-Ramp, C240 and other high potential areas. A total of 22,983 meters distributed in 206 drill holes were completed during the first quarter. Positive results were returned at E388 East, E51 and at D200W (down dip of E388 GAP).

The 2016 exploration and infill programs at Pilar have budgeted approximately 58,000 meters of infill drilling at the Pilar and Maria Lazarus Mines and 3,000 meters of exploration on the Tres Buracos target. During the quarter, 8,333 meters distributed in 33 holes were completed at

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Pilar and 1,712 meters distributed in 8 holes were completed at Maria Lazarus. Infill results are considered to be positive and in line with expectations at both mine areas. The exploration drill program at Tres Buracos will take place later in the year.

At C1 Santa Luz, an 8,000 meter drill program to define the carbon enriched portion and oxide/sulfide contact in the C1 pit, which began in November 2015 was concluded in the first quarter. The program was a success and the newly identified boundaries will support an updated mine plan to feed and process these mineral types through a modified plant sequence. A similar modest drill program is currently underway at the Antes 2 and 3 satellite deposits. The Company believes there will be significant conversion of mineral resources to mineral reserves. A new mineral reserve and mineral resource estimate is expected for C1 Santa Luz this year.

8.    LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL COMMITMENTS

LIQUIDITY

In order to counter the impact of lower commodity prices, the Company continues to focus on containing costs to maximize available cash to fund planned growth, development activities, expenditures and commitments. The following is a summary of liquidity and capital resources balances:

	March 31,	December 31,
As at (In millions of US Dollars)	2016	2015
Cash	$124.6	$119.9
Trade and other receivables	$27.8	$45.9
Long-term debt (excluding current portion)	$1,732.6	$1,676.7
Working capital (i)	$132.3	$106.9

(i)	Working capital is defined as the excess of current assets over current liabilities which includes the current portion of long term debt.

Cash and cash equivalents were $124.6 million as at March 31, 2016, compared to $119.9 million as at December 31, 2015.  Cash and cash equivalents were comprised of cash in bank and bank term deposits. The sources and uses of cash and cash equivalent during the year are explained below. Working capital was $132.3 million as at March 31, 2016 or 24% higher, compared to $106.9 million as at December 31, 2015. Additionally, the Company has $24.1 million in stockpile inventory related to the Canadian Malartic operation, currently classified as Property, Plant and Equipment, as it is not expected to be processed within one year.

The following table summarizes cash inflows and outflows:

For the three months ended March 31, (In millions of Dollars)	2016	2015
Cash flows from operating activities from continuing operations	$122.8	$14.4
Cash flows from operating activities before changes in working capital (i)	$128.1	$96.0
Cash flows from/(used in) financing activities from continuing operations	$22.0	$(9.5)
Cash flows used in investing activities from continuing operations	$(143.6)	$(73.2)

(i)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

CASH FLOWS FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS

Cash flows from operating activities from continuing operations after net change in working capital for the three months ended March 31, 2016 were $122.8 million, a significant increase compared to the $14.4 million for the three months ended March 31, 2015. Cash flows from operating activities before net change in working capital (a non-GAAP measure, see Section 13) for the three months ended March 31, 2016 were $128.1 million, over 30% higher compared to $96.0 million generated for the same period of 2015. Cash flows from operating activities for the period include $8.0 million received as an advance payment on the metal agreements with Altius, with the remaining $52 million received on May 3, 2016. Net change in working capital for the three months ended March 31, 2016 was cash outflows of $5.3 million, compared to outflows of $81.6 million for the three months ended March 31, 2015. Working capital outflow for the quarter was predominantly driven by a decrease in trade payables and other liabilities. The decrease in payables continues demonstrate management's focus on a debt reduction strategy and working capital management.

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The Company's cash flows from operating activities are expected to remain positive at the prices of gold, silver and copper observed as at March 31, 2016, following continued cost reduction efforts. Refer to Section 10: Economic Trends, Business Risks and Contractual Commitments for a detailed discussion of market price risk.

CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

Cash flows from financing activities of continuing operations were $22.0 million for the three months ended March 31, 2016, compared to outflows of $9.5 million for three months ended March 31, 2015. Cash flows from financing activities for the period included net debt proceeds from term loan and notes payable, interest expense and dividend payments. Additionally, included in the comparative 2015 period are proceeds of on a share offering with no current period comparative.

The Company's net drawings from its credit facility of $53 million were used to temporarily fund the acquisition of RDM. The Copper Purchase Agreement with Altius has been entered into to finance that acquisition and therefore, the Company expects to use the remaining proceeds of $52 million, received on May 3, 2016, to repay the revolving facility.

Dividends paid during the period are in respect of dividends declared in the previous quarter. Second quarter of 2016 dividends will be lower reflecting the revised baseline level dividend of $0.02 per share annually.

Net debt (a non-GAAP measure, see Section 13) as at March 31, 2016 was $1.70 billion in line with the net debt as at December 31, 2015.

The principal repayment schedule of senior debt notes to be repaid in the next five years is as follows:

(In millions of US Dollars)	2016	2017	2018	2019	2020
Senior debt notes	73.5	—	110.0	181.5	85.0

The balance of senior debt notes of $1.11 billion is due in or after 2022.

The Company has a revolving credit facility with a maturity date of 2020. The Company will, from time to time, repay balances outstanding on its revolving credit with operating cash flow and cash flow from other sources. Additionally, the Company intends to renew the credit facility either before or upon maturity in 2020.

CASH FLOWS USED IN INVESTING ACTIVITIES FROM CONTINUING OPERATIONS

Cash flows used in investing activities from continuing operations were $143.6 million for the three months ended March 31, 2016, compared to cash outflows of $73.2 million for the three months ended March 31, 2015. Cash flows used in investing activities include a total of $1.8 million in acquisition of investments and other assets.

Capital expenditures including sustaining, expansionary and capitalized exploration and evaluation for the three months ended March 31, 2016, were $86.9 million, compared to capital expenditures of $75.7 million for the three months ended March 31, 2015. These expenditures were incurred as follows:

For the three months ended March 31, (In millions of US Dollars)	Sustaining & other	Expansionary	Exploration	2016	2015
Chapada	$9.8	$5.4	$0.6	$15.8	$11.7
El Peñón	11.7	0.4	5.4	$17.5	$18.0
Gualcamayo	0.6	0.1	1.4	$2.1	$2.8
Mercedes	3.8	—	0.1	$3.9	$4.3
Canadian Malartic	9.0	0.4	1.9	$11.3	$10.7
Minera Florida	3.8	0.5	1.4	$5.7	$10.4
Jacobina	6.1	—	1.0	$7.1	$4.8
Cerro Moro	—	11.2	0.6	$11.8	$4.9
Pilar (i)	2.4	1.3	0.7	$4.4	$5.9
Fazenda Brasileiro (i)	2.0	—	0.7	$2.7	$—
C1 Santa Luz (i)	—	0.3	1.1	$1.4	$—
Other	0.5	0.6	2.1	$3.2	$2.2
Total capital expenditures (ii)	$49.7	$20.2	$17.0	$86.9	$75.7

(i)	Pilar, Fazenda Brasileiro and C1 Santa Luz are held within the Brio Gold division. Currently, C1 Santa Luz is on care and maintenance.

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(ii)	Net of movement in accounts payable as applicable for projects under construction and include applicable borrowing costs.

In additional to the aforementioned capital expenditures, the second largest component of investing activities is related to the acquisition of RDM.

CAPITAL RESOURCES

In order to maintain or adjust its capital structure, the Company may issue shares or debt securities, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. As of May 2, 2016, the total number of shares outstanding were 947.3 million, the total number of stock options outstanding were 2.4 million, the total number of Deferred Share Units ("DSU") outstanding were 3.6 million, the total number of Restricted Share Units ("RSU") outstanding were 1.1 million, and the total number of Performance Share Units ("PSU") outstanding were 1.9 million.

For the first quarter of 2016, the Company declared quarterly dividends totalling $0.005 per share, compared to first quarter 2015 dividend totalling $0.015 per share.

The following table summarizes the weighted average common shares and equity instruments outstanding as at March 31, 2016:

	Equity instruments outstanding as at	Weighted average dilutive equity instruments, three months ended	Weighted average dilutive equity instruments, three months ended
(In thousands)	March 31, 2016	March 31, 2016	March 31, 2015
Common shares (i)	947,228	947,173	913,716
Options (ii)	3,407	1	—
RSU (ii)(iv)	994	496	—
DSU (iii)	3,520	—	—
PSU (iii)	1,273	—	—
		947,670	913,716

(i)
The Company has a dividend reinvestment plan to provide holders of common shares a simple and convenient method to purchase additional common shares by reinvesting cash dividends, less any applicable withholding tax. A plan participant may obtain additional common shares by electing to automatically reinvest all or any portion of cash dividends paid on common shares held by the plan participant without paying any brokerage commissions, administrative costs or other service charges. During the three months ended March 31, 2016, a total of 14,546,717 shares were subscribed to under the plan.

(ii)	For the three months ended March 31, 2015, these items have not been included in the weighted average number of shares as they are anti-dilutive.

(iii)	DSU and PSU are settled in cash and, as such, excluded from the calculation of the weighted average number of shares outstanding.

(iv)	Excludes RSU granted to Brio Gold employees that are redeemable in Brio Gold common shares.

CONTRACTUAL COMMITMENTS

Day-to-day mining, sustaining and expansionary capital expenditures as well as administrative operations give rise to contracts requiring agreed upon future minimum payments. Management is of the view that such commitments will be sufficiently funded by current working capital, future operating cash flows and available credit facilities which provide access to additional funds.

As at March 31, 2016, the Company is contractually committed to the following:

(In millions of US Dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total
Mine operating/construction and service contracts and other	$374.1	$232.9	$37.6	$0.6	$645.2
Long-term debt principal repayments (i)	96.5	128.4	513.1	1,105.0	1,843.0
Decommissioning, restoration and similar liabilities (undiscounted) (ii)	14.3	36.8	32.9	203.5	287.5
	$484.9	$398.1	$583.6	$1,309.1	$2,775.7

(i)	Excludes interest expense.

(ii)
As required by law, the Company arranged an irrevocable letter of credit for the amount of $16.8 million (C$23.2 million) in favor of the Government of Quebec as a guarantee of payment of the rehabilitation and restoration work relating to the Company's share of mining interest in Canadian Malartic. Such irrevocable letter of credit will be automatically extended for one year periods from expiration on September 15, 2016 and future expiration dates thereafter.

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9.    INCOME TAXES

The Company recorded an income tax recovery of $24.6 million for the three months ended March 31, 2016 (2015 - $101.6 million expense). The decrease in the income tax expense for the quarter is a result of the movement in foreign exchange for the period relative to the same period of prior year. The income tax provision reflects a current income tax recovery of $0.3 million and a deferred income tax recovery of $24.3 million, compared to a current income tax expense of $33.5 million and a deferred income tax expense of $68.1 million for the three months ended March 31, 2015. The balance sheet includes a deferred tax asset of $114.8 million and a deferred tax liability of $1.8 billion. Income tax payable for the quarter decreased considerably in connection with the tax payments that generally occur during the first quarter of the year.

The income tax provision is subject to a number of factors including the allocation of income between different countries, different tax rates in the various jurisdictions, the non-recognition of tax assets, foreign currency exchange movements, changes in tax laws and the impact of specific transaction and assessments.  Due to the number of factors that can potentially impact the effective tax rate, it is expected that the Company's effective tax rate will fluctuate in future periods.

The Company has elected, under IFRS, to record foreign exchange related to deferred income tax assets and liabilities and interest and penalties in the income tax expense, therefore, due to foreign exchange differences, the tax rate will fluctuate during the year with the change in the Brazilian Real, Argentinean Peso, Mexican Peso and Canadian Dollar. Under IFRS, the US Dollar value of non-monetary assets are converted into local currency each quarter for the purpose of calculating the deferred tax owing in the event of the disposition of that asset.  The difference in the value of the deferred tax owing from period to period as a result of fluctuations in local currency is recorded in the income tax expense.  As a local currency depreciates in value relative to the US Dollar, an asset becomes more valuable in local currency resulting in a higher notional deferred tax expense increasing the Company’s consolidated income tax expense.  When local currencies appreciate, relative to the US Dollar, the value of the asset is diminished in local currency, reducing the notional deferred tax owing resulting in a reduction in the Company’s income tax expense. There is a specific exemption for this calculation under US GAAP.

Relative to the December 31, 2015 exchange rate, during the period, the Brazilian Real and Canadian Dollar appreciated against the US Dollar whereas the Argentinean and Mexican Peso devalued against the US Dollar. As a result for local purposes, a recovery of $28.9 million relating to unrealized foreign exchange was recorded in the tax expense. The impact of these foreign exchange movements on taxes are non-cash and, as such, are excluded from adjusted earnings.

The deferred tax liabilities relating to the operating mines will reverse in the future as the assets are depreciated or depleted. The deferred tax liabilities relating to exploration will not reverse until the property becomes a mine subject to depletion, is written off or sold. The deferred income taxes would only be paid on a direct disposition of the asset that may never occur.

See Note 6 Income Taxes to the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2016 for a breakdown of the foreign exchange charged to the income tax expense. Readers are also encouraged to read and consider the tax related risk factors and uncertainties in the Company’s Annual Information and Annual Management Discussion and Analysis Form for the year ended December 31, 2015.

10.    ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business and global economic trends that could have a significant impact on its profitability and levels of operating cash flows.

The Company manages its exposure to these risks in accordance with its Risk Management Policy. Readers are also encouraged to read and consider the risk factors and related uncertainties in the Company’s Annual Information and Annual Management Discussion and Analysis for the year ended December 31, 2015. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements. There were no significant changes to those risks or to the Company's management of exposure during the three months ended March 31, 2016, except as noted below:

Metal Price Risk

Gold Price Two-Year Trend (LBMA p.m. price: USD per ounce of gold)     Copper Price Two-Year Trend (LME Cash: USD per pound of copper)

Gold Price - Market Update

For the quarter ended March 31, 2016, spot gold prices averaged $1,183 per ounce, or 3% lower, compared to $1,219 per ounce in the first quarter of 2015. Prices ranged between $1,077 and $1,278 per ounce during the first quarter of 2016, and between $1,049 and $1,278 during the 12-month period ended March 31, 2016.

Gold prices rallied strongly over the course of the quarter on the back of a weakening US Dollar and strong investor demand. After increasing the Fed Funds Rate by 0.25 percent in December the US Federal Reserve (US Fed) took no further actions at their January and March meetings, taking a more cautious tone citing global uncertainties. The lack of further action by the US Fed and the expectation of fewer interest rate increases over the short- and medium-term contributed to the first quarter rise in gold price and the weakening of the US Dollar. Other central banks continue to maintain or expand upon easier monetary policies with Europe and Japan now having negative deposit rates. In the short-term gold price is likely to be largely driven by the changing sentiment as to the expected timing of further increases in the Fed Funds Rate.

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While physical demand for gold in India and China has been weaker in recent months, ETF investor demand has been very strong. Global uncertainty and a lack of further policy action by the US Fed helped drive investor demand as global ETF gold holdings increased by almost 11 million ounces over the course of the quarter. Global ETF gold holdings currently total approximately 61 million ounces which is the highest level in over 2 years. The recent weak physical demand may eventually provide a source of support on any pull backs, as buyers may use pull backs as an opportunity to satisfy demand that has accumulated over the recent period. Central banks continue to be net buyers and it is estimated that a net 588 tonnes were purchased during 2015. Central banks are expected to be net buyers for the foreseeable future.

The Company has not hedged any of its gold sales.

Copper Price - Market Update

For the quarter ended March 31, 2016, spot copper prices averaged $2.12 per pound, representing a decrease of 20%, compared to $2.65 per pound in the first quarter of 2015. Prices ranged between $1.96 and $2.31 per pound in the first quarter of 2016, and between $1.96 and $2.94 during the 12-month period ended March 31, 2016.

After falling early in January, copper prices moved steadily higher, participating in a broad-based commodities rebound before a modest pull back prior to the end of the quarter. The performance of the Chinese economy continues to fuel concern and should be a primary driver of prices going forward. Supply cuts that have been announced over the past several months continue to help push the market towards balance and should be more supportive of copper prices over the longer term.

The Company periodically uses forward contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. As at March 31, 2016, the Company had 43.5 million pounds of copper forward contracts in place to July 2016 at an average sales price of $2.11 per pound.

Currency Risk

US Dollar - Market Update

The following summarizes the movement in key currencies vis-à-vis the US Dollar (source: Bloomberg):

10%
-10%
-30%
-50%
-70%
-90%
-110%
Apr-14
May-14
Jun-14
Jul-14
Aug-14
Sep-14
Oct-14
Nov-14
Dec-14
Jan-15
Feb-15
Mar-15
Apr-15
May-15
Jun-15
Jul-15
Aug-15
Sep-15
Oct-15
Nov-15
Dec-15
Jan-16
Feb-16
Mar-16
Brazilian Real
Chilean Peso
Argentinian Peso
Mexican Peso
Canadian Dollar

The Canadian dollar, Chilean peso and Brazilian real strengthened against the US Dollar, while the Argentinian and Mexican peso weakened during the quarter ended March 31, 2016, relative to the December 31, 2015 rates. Apart from the US, most other central banks continue to maintain or expand upon easier monetary policies which should be supportive of a strong US Dollar, even if the US Fed remains on hold with respect to the Fed Funds Rate.

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The aforementioned divergence in global monetary policies, and the expectation of better US economic growth relative to other G10 countries, is likely to attract investment flows into the US which should push the US Dollar to gradually rebound from recent weakness.

For the three months ended March 31,	2016	2015	Variance
Average Exchange Rate
USD-CAD	1.3711	1.2422	10.4%
USD-BRL	3.8953	2.8756	35.5%
USD-ARG	14.4841	8.6922	66.6%
USD-CLP	700.61	624.79	12.1%
USD-MXN	18.0364	14.9620	20.5%

	March 31, 2016	March 31, 2015	Variance	December 31, 2015	Variance
Period-end Exchange Rate
USD-CAD	1.3004	1.2686	2.5%	1.3839	-6.0%
USD-BRL	3.5922	3.1967	12.4%	3.9608	-9.3%
USD-ARG	14.7045	8.8190	66.7%	12.9315	13.7%
USD-CLP	667.70	625.29	6.8%	708.60	-5.8%
USD-MXN	17.2790	15.2635	13.2%	17.208	0.4%

Subsequent to the period end, the Company entered into zero-cost collar contracts totalling 510.0 million Reais with Brazilian Real to United States Dollar average call and put strike prices of 3.40 and 4.13 respectively, allowing the company to participate in exchange rate movements between those two strikes. These have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States Dollar amount of those expenditures caused by changes in the currency exchange rates and are evenly split over the next 12 months beginning in May, 2016.

11.    CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the Condensed Consolidated Interim Financial Statements of the Company.

In December 2012, the Company received assessments from the Brazilian federal tax authorities disallowing certain deductions relating to financial instruments used to finance Brazilian operations for the years 2007 to 2010. The Company believes that these financial instruments were issued on commercial terms permitted under applicable laws and is appealing these assessments. As such, the Company does not believe it is probable that any amounts will be paid with respect to these assessments with the Brazilian authorities and the amount and timing of any assessments cannot be reasonably estimated.

12.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 5 to the Company's Consolidated Annual Financial Statements for the year ended December 31, 2015 and in Note 1 to the Company's Condensed Consolidated Interim Financial Statements.

In preparing the Condensed Consolidated Interim Financial Statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company's Condensed Consolidated Interim Financial Statements. Actual future outcomes may differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgments and key sources of estimation uncertainties in the application of accounting policies during the quarter ended March 31, 2016 are consistent with those disclosed in Note 4 to the Company's Consolidated Annual Financial Statements for the year ended December 31, 2015.

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13.    NON-GAAP AND ADDITIONAL MEASURES

The Company has included certain non-GAAP measures including Cash costs per ounce of gold, Cash costs per ounce of silver, Co-product cash costs per ounce of gold, Co-product cash costs per ounce of silver, Co-product cash costs per pound of copper, All-in sustaining costs per ounce of gold, All-in sustaining costs per ounce of silver, All-in sustaining co-product costs per ounce of gold, All-in sustaining co-product costs per ounce of silver, Adjusted earnings or loss, Adjusted earnings or loss per share and Net debt, to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS. The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CASH COSTS AND ALL-IN SUSTAINING COSTS

For definitions and descriptions, refer to Section 14 of the Company’s Annual Management Discussion and Analysis for the year ended December 31, 2015.

Beginning January 1, 2016, the Company revised its definition of cash costs to include, in addition to mine site direct costs, all previously un-allocated general and administrative expenses related to the mine site. Additionally, the Company has excluded the impact from Alumbrera, the results of which are now considered negligible for performance measurement purposes. Comparative balances have been restated accordingly to conform to the change in presentation adopted in the current period.

(i)	Reconciliation of Cost of Sales per the Condensed Consolidated Interim Financial Statements to cash costs of gold and silver from continuing operations:

Gold Cash Costs	For the three months ended March 31,
(In millions of US Dollars, except ounces and cash costs per ounce produced)	2016	2015
Cost of sales (i) (ii)	$232.8	$282.1
Adjustments:
Chapada treatment and refining costs related to gold, silver and copper	7.0	8.7
By-product costs related to silver	(14.3)	(18.5)
Inventory movements and adjustments	3.9	(8.1)
Commercial, overseas freight and other costs	(3.2)	(4.4)
By-product credits from Chapada copper revenue including copper pricing adjustment	(44.5)	(65.0)
Total gold cash costs (ii)	$181.7	$194.8
Commercial gold ounces produced	308,061	299,108
Total cash costs per gold ounce produced	$590	$651

Silver Cash Costs	For the three months ended March 31,
(In millions of US Dollars, except ounces and cash costs per ounce produced)	2016	2015
Cost of sales (i) (ii)	$232.8	$282.1
Adjustments:
Chapada treatment and refining costs related to gold, silver and copper	7.0	8.7
By-product costs related to gold	(181.6)	(194.8)
Inventory movements and adjustments	3.9	(8.1)
Commercial, overseas freight and other costs	(3.2)	(4.4)
By-product credits from Chapada copper revenue including copper pricing adjustment	(44.5)	(65.0)
Total silver cash costs (ii)	$14.4	$18.5
Commercial silver ounces produced	1,926,649	2,482,910
Total cash costs per silver ounce produced	$7.44	$7.46

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(i)
Cost of sales includes non-cash items including the impact of the movement in inventory. Beginning January 1, 2016, the Company revised the presentation of the reportable cash costs and comparative balances have been restated to conform to the change in presentation adopted in the current period.

(ii)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

(ii)	Reconciliation of cost of sales per the Condensed Consolidated Interim Financial Statements to co-product cash costs of gold and silver from continuing operations:

Gold Cash Costs	For the three months ended March 31,
(In millions of US Dollars, except ounces and cash costs per ounce produced)	2016	2015
Cost of sales (i) (iii)	$232.8	$282.1
Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC’s) (ii)	(33.8)	(41.5)
Silver related cash costs (excluding related TCRC’s) (ii)	(14.9)	(20.1)
Treatment and refining costs (“TCRC”) related to Chapada gold	1.0	1.2
Inventory movements and adjustments	3.9	(8.1)
Commercial, overseas freight and other costs	(3.2)	(4.4)
Total gold co-product cash costs (iii)	$185.9	$209.2
Commercial gold ounces produced	308,061	299,108
Total co-product cash costs per gold ounce produced	$604	$699

Silver Cash Costs	For the three months ended March 31,
(In millions of US Dollars, except ounces and cash costs per ounce produced)	2016	2015
Cost of sales (i) (iii)	$232.8	$282.1
Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC’s) (ii)	(184.9)	(208.0)
Gold related cash costs (excluding related TCRC’s) (ii)	(33.8)	(41.5)
Treatment and refining costs (“TCRC”) related to Chapada silver	—	0.1
Inventory movements and adjustments	3.9	(8.1)
Commercial, overseas freight and other costs	(3.2)	(4.4)
Total silver co-product cash costs (iii)	$14.8	$20.1
Commercial silver ounces produced	1,926,649	2,482,910
Total co-product cash costs per silver ounce produced	$7.71	$8.08

(i)
Cost of sales includes non-cash items including the impact of the movement in inventory. Beginning January 1, 2016, the Company revised the presentation of the reportable cash costs and comparative balances have been restated to conform to the change in presentation adopted in the current period.

(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value is 80% copper, 20% gold and silver at Chapada (2015 - 80% copper and 20% gold and silver). TCRC’s are defined as treatment and refining charges.

(iii)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

(iii)	Reconciliation of cost of sales per the Condensed Consolidated Interim Financial Statements to co-product cash costs of copper:

Copper Cash Costs	For the three months ended March 31,
(In millions of US Dollars, except pounds and cash costs per pound produced)	2016	2015
Cost of sales (i) (iii)	$232.8	$282.1
Adjustments:
Gold related cash costs (excluding related TCRC’s) (ii)	(184.9)	(208.0)
Silver related cash costs (excluding related TCRC’s) (ii)	(14.9)	(20.1)
TCRC related to Chapada copper	6.0	7.5
Inventory movements and adjustments	3.9	(8.1)
Commercial, overseas freight and other costs	(3.2)	(4.4)
Total copper co-product cash costs (iii)	$39.8	$49.0
Commercial copper produced (millions of lbs)	25.9	26.8
Total co-product cash costs per pound of copper produced	$1.54	$1.82

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(i)
Cost of sales includes non-cash items including the impact of the movement in inventory. Beginning January 1, 2016, the Company revised the presentation of the reportable cash costs and comparative balances have been restated to conform to the change in presentation adopted in the current period.

(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value is 80% copper, 20% gold and silver at Chapada (2015 - 80% copper and 20% gold and silver). TCRC’s are defined as treatment and refining charges.

(iii)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

(iv)	All-in sustaining costs from continuing operations:

Gold All-in Sustaining Costs	For the three months ended March 31,
(In millions of US Dollars, except ounces and all-in sustaining costs per ounce produced)	2016	2015
Total gold cash costs (i)	$181.7	$194.8
General and administrative, excluding share-based compensation	17.7	22.0
Sustaining capital expenditures	45.5	44.4
Exploration and evaluation expense	2.7	4.8
Total gold all-in sustaining costs	$247.6	$265.9
Commercial gold ounces produced	308,061	299,108
Total all-in sustaining costs per gold ounce produced	$804	$889

Silver All-in Sustaining Costs	For the three months ended March 31,
(In millions of US Dollars, except ounces and all-in sustaining costs per ounce produced)	2016	2015
Total silver cash costs (i)	$14.4	$18.5
General and administrative, excluding share-based compensation	1.3	2.5
Sustaining capital expenditures	4.4	5.7
Exploration and evaluation expense	0.4	0.6
Total silver all-in sustaining costs	$20.5	$27.3
Commercial silver ounces produced	1,926,649	2,482,910
Total all-in sustaining costs per silver ounce produced	$10.64	$11.01

(i)	Chapada copper revenue credits are reflected in cash costs.

(v)	All-in sustaining costs on a co-product basis from continuing operations:

Gold All-in Sustaining Co-product Costs	For the three months ended March 31,
(In millions of US Dollars, except ounces and all-in sustaining costs per ounce produced)	2016	2015
Total gold co-product cash costs	$185.9	$209.2
General and administrative, excluding share-based compensation (i)	15.5	18.4
Sustaining capital expenditures (ii)	38.3	37.1
Exploration and evaluation expense (i)	2.3	3.9
Total gold all-in sustaining co-product costs	$242.0	$268.6
Commercial gold ounces produced	308,061	299,108
Total all-in sustaining co-product costs per gold ounce produced	$786	$898

Silver All-in Sustaining Co-product Costs	For the three months ended March 31,
(In millions of US Dollars, except ounces and all-in sustaining costs per ounce produced)	2016	2015
Total silver co-product cash costs	$14.8	$20.1
General and administrative, excluding share-based compensation (i)	1.1	2.0
Sustaining capital expenditures (ii)	3.8	4.8
Exploration and evaluation expense (i)	0.3	0.5
Total silver all-in sustaining co-product costs	$20.1	$27.4
Commercial silver ounces produced	1,926,649	2,482,910
Total all-in sustaining co-product costs per silver ounce produced	$10.42	$11.05

(i)
Chapada's general and administrative expense and exploration expense are allocated reflecting costs incurred on the related activities at Chapada. G&A and exploration expenses of all other operations are allocated based on the relative proportions of consolidated revenues from gold and silver sales.

(ii)
Chapada's sustaining capital expenditures are allocated reflecting costs incurred on the related activities at Chapada. Sustaining capital expenditures of all other operations are allocated based on the relative proportions of consolidated revenues from gold and silver sales.

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ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

For definitions and descriptions, refer to Section 14 of the Company’s Annual Management Discussion and Analysis for the year ended December 31, 2015.

Reconciliations of Adjusted Earnings to Net Earnings are provided in Section 5.1, First Quarter Overview of Financial Results of the MD&A for the three months ended March 31, 2016. The reconciliations on a per share basis are as follows:

	For the three months ended March 31,
	2016	2015
Net (loss)/earnings per share from continuing operations attributable to Yamana Gold Inc. equityholders - basic	$0.04	$(0.15)
Non-cash unrealized foreign exchange losses/(gains)	0.01	(0.02)
Share-based payments/mark-to-market of deferred share units	0.01	0.01
Mark-to-market of investment in available-for-sale securities and impairment of other assets	(0.01)	—
Other non-recurring provisions and other adjustments	—	0.02
Adjusted earnings/(loss) before income tax effect	0.05	(0.15)
Non-cash tax on unrealized foreign exchange gains	(0.03)	0.11
Income tax effect of adjustments	0.01	—
Adjusted (loss)/earnings per share from continuing operations attributable to Yamana Gold Inc. equityholders - basic	$0.03	$(0.04)
Net (loss)/earnings per share from continuing operations attributable to Yamana Gold Inc. equityholders - diluted	$0.04	$(0.15)
Non-cash unrealized foreign exchange losses/(gains)	0.01	(0.02)
Share-based payments/mark-to-market of deferred share units	0.01	0.01
Mark-to-market of investment in available-for-sale securities and impairment of other assets	(0.01)	—
Other non-recurring provisions and other adjustments	—	0.02
Adjusted earnings/(loss) before income tax effect	0.05	(0.15)
Non-cash tax on unrealized foreign exchange gains	(0.03)	0.11
Income tax effect of adjustments	0.01	—
Adjusted (loss)/earnings per share from continuing operations attributable to Yamana Gold Inc. equityholders - diluted	$0.03	$(0.04)
Weighted average number of shares outstanding (in thousands)
Basic	947,173	913,716
Diluted	947,670	913,716

ADJUSTED OPERATING CASH FLOWS

For definitions and descriptions, refer to Section 14 of the Company’s Annual Management Discussion and Analysis for the year ended December 31, 2015.

Reconciliations of Adjusted Operating Cash Flows are provided in Section 5.1, Overview of Financial Results of the MD&A for the three months ended March 31, 2016.

NET DEBT

The Company uses the financial measure "Net Debt" to supplement information in its Consolidated Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of Net Debt is not meant to be a substitute for the debt information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net Debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of the non-GAAP measure is provided below:

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As at, (In millions of US Dollars)	March 31, 2016	December 31, 2015
Debt
Non-current portion	$1,732.6	$1,676.7
Current portion	96.8	97.0
Total debt	$1,829.4	$1,773.7
Less: Cash and cash equivalents	124.6	119.9
Net Debt (i)	$1,704.8	$1,653.8

(i)	Beginning January 1, 2016, the Company revised the presentation of net debt and comparative balances have been restated to conform to the change in presentation adopted in the current period.

NET FREE CASH FLOW

The Company uses the financial measure "Net Free Cash Flow" to supplement information in its Consolidated Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of Net Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net Free Cash Flow is calculated as cash flows from operating activities of continuing operations adjusted for non-discretionary expenditures from sustaining capital expenditures and interest and financing expenses paid related to the current period. Reconciliations of Net Free Cash Flow are provided in Section 3, Outlook and Strategy of the MD&A for the three months ended March 31, 2016.

ADDITIONAL MEASURES

The Company uses other financial measures the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

•	Gross margin excluding depletion, depreciation and amortization- represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization.

•	Mine operating earnings - represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.

•	Operating earnings - represents the amount of earnings before net finance income/expense and income tax recovery/expense.

•
Cash flows from operating activities before net change in working capital — excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables.

•
Depletion, depreciation and amortization ("DDA") per ounce of gold and silver, and per pound of copper — is a unitary measure of DD&A, based on ounces of gold and silver, and pound of copper sold to supplement the Company's disclosure with respect to the performance of each of the operation mines.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

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14.    SELECTED QUARTERLY FINANCIAL AND OPERATING SUMMARY

For the three months ended	Mar. 31	Dec. 31,	Sept. 30,	Jun. 30,
(In millions of US Dollars, unless otherwise noted)	2016	2015	2015	2015
Financial results
Revenue (i)	$430.3	$463.0	$448.9	$455.0
Mine operating earnings	$90.0	$44.5	$47.7	$56.1
Net earnings/(loss) from continuing operations (iv)	$38.4	$(1,842.2)	$(115.0)	$(7.0)
Adjusted earnings/(loss) (ii) from continuing operations (iv)	$28.8	$(7.5)	$(20.2)	$(8.3)
Net earnings/(loss) (iv)	$36.3	$(1,842.0)	$(113.0)	$(7.8)
Cash flows from operating activities from continuing operations	$122.8	$304.0	$90.0	$123.4
Cash flows from operating activities before net change in working capital (ii)	$128.1	$297.6	$127.6	$149.3
Cash flows to investing activities from continuing operations	$(143.6)	$(151.8)	$(65.7)	$(101.4)
Cash flows (to)/from financing activities operations from continuing operations	$22.0	$(167.9)	$(3.4)	$(23.8)
Per share financial results
Net earnings/(loss) per share from continuing operations attributable to Yamana equityholders
Basic and diluted	$0.04	$(1.95)	$(0.12)	$(0.01)
Adjusted earnings/(loss) per share (ii) from continuing operations attributable to Yamana equityholders
Basic and diluted	$0.03	$(0.01)	$(0.02)	$(0.01)
Weighted average number of common shares outstanding Basic and diluted (in thousands)	947,173	946,773	946,563	938,900
Financial position
Cash and cash equivalents	$124.6	$119.9	$137.8	$119.1
Total assets	$9,584.0	$9,518.1	$12,244.7	$12,224.5
Total non-current liabilities	$4,178.6	$4,111.4	$5,012.1	$4,929.5
Production - Gold
Gold ounces produced (v)	308,061	345,788	325,897	298,818
Cash costs per gold ounce produced (ii) (v)	$590	$551	$587	$577
Co-product cash costs per gold ounce produced (ii) (v)	$604	$624	$658	$705
All-in sustaining costs per gold ounce produced (ii) (v)	$804	$763	$833	$860
All-in sustaining co-product costs per gold ounce produced (ii) (v)	$786	$801	$856	$941
Production - Silver
Commercial silver ounces produced (v)	1,926,649	1,959,586	2,196,744	2,372,047
Cash costs per silver ounce produced (ii) (v)	$7.44	$6.76	$7.80	$7.14
Co-product cash costs per silver ounce produced (ii) (v)	$7.71	$7.89	$8.89	$9.30
All-in sustaining costs per silver ounce produced (ii) (v)	$10.65	$9.55	$11.79	$11.71
All-in sustaining co-product costs per silver ounce produced (ii) (v)	$10.42	$10.17	$12.12	$13.12
Production - Other
Chapada concentrate production (tonnes)	48,138	70,255	63,259	61,324
Chapada copper contained in concentrate (millions of pounds)	25.9	36.6	34.0	33.6
Chapada co-product cash costs per pound of copper produced	$1.54	$1.31	$1.43	$1.40
Sales Included in Revenue
Gold (ounces)	299,877	342,194	317,859	292,181
Silver (millions of ounces)	1.9	1.9	2.2	2.3
Chapada concentrate (tonnes)	48,364	74,538	55,460	60,455
Chapada payable copper contained in concentrate (millions of pounds)	22.7	38.6	29.1	31.5
Average Realized Prices
Gold - per ounce (i)	$1,189	$1,101	$1,122	$1,195
Silver - per ounce (i)	$14.94	$14.67	$14.88	$16.28
Copper - per pound (i)	$2.25	$2.22	$2.85	$2.91

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For the three months ended	Mar. 31,	Dec. 31,	Sept. 30,	Jun. 30
(In millions of US Dollars, unless otherwise noted)	2015	2014	2014	2014
Financial results
Revenues (i)	$458.1	$542.9	$494.4	$443.8
Mine operating earnings	$37.9	$85.7	$81.8	$78.3
Net (loss)/earnings from continuing operations (iv)	$(135.2)	$(299.5)	$(879.6)	$15.7
Adjusted (loss)/earnings (ii) from continuing operations (iv)	$(37.5)	$(16.2)	$(1.3)	$49.9
Net (loss)/earnings (iv)	$(151.8)	$(335.3)	$(1,023.3)	$5.1
Cash flows from operating activities from continuing operations	$14.4	$183.6	$156.6	$143.0
Cash flows from operating activities before net change in working capital (ii)	$96.0	$166.4	$180.7	$148.9
Cash flows to investing activities from continuing operations	$(73.2)	$(150.7)	$(197.3)	$(653.7)
Cash flows (to)/from financing activities operations from continuing operations	$(9.5)	$(10.4)	$34.1	$419.3
Per share financial results
(Loss)/earnings per share from continuing operations attributable to Yamana equityholders
Basic and diluted	$(0.15)	$(0.69)	$(1.00)	$0.02
Adjusted (loss)/earnings per share (ii) from continuing operations attributable to Yamana equityholders
Basic and diluted	$(0.04)	$(0.02)	$—	$0.06
Weighted average number of common shares outstanding - basic (in thousands)	913,716	877,664	877,551	772,565
Weighted average number of common shares outstanding - diluted (in thousands)	913,716	880,841	877,551	773,602
Financial position
Cash and cash equivalents	$121.1	$191.0	$167.0	$174.0
Total assets	$12,487.6	$12,484.0	$12,866.9	$13,555.9
Total non-current liabilities	$5,007.9	$5,017.3	$5,139.7	$4,760.2
Production - Gold
Commercial gold ounces produced (v)	304,414	350,159	302,875	259,728
Commissioning gold ounces produced (iii) (v)	—	—	23,722	19,390
Discontinued operations - gold ounces	460	2,414	5,745	5,246
Total gold ounces produced	304,874	352,573	332,342	284,364
Cash costs per gold ounce produced (ii) (v)	$651	$547	$541	$567
Co-product cash costs per gold ounce produced (ii) (v)	$699	$668	$690	$667
All-in sustaining costs per gold ounce produced (ii) (v)	$889	$842	$871	$922
All-in sustaining co-product costs per gold ounce produced (ii) (v)	$898	$913	$958	$968
Production - Silver
Commercial silver ounces produced (v)	2,482,910	2,652,036	2,946,664	2,369,969
Cash costs per silver ounce produced (ii) (v)	$7.46	$5.86	$6.12	$6.27
Co-product cash costs per silver ounce produced (ii) (v)	$8.08	$7.75	$8.61	$8.01
All-in sustaining costs per silver ounce produced (ii) (v)	$11.01	$9.66	$11.19	$11.56
All-in sustaining co-product costs per silver ounce produced (ii) (v)	$11.05	$10.76	$12.65	$12.41
Production - Other
Chapada concentrate production (tonnes)	47,685	63,955	69,279	60,975
Chapada copper contained in concentrate production (millions of pounds)	26.8	35.0	38.0	33.0
Chapada co-product cash costs per pound of copper produced	$1.82	$1.58	$1.60	$1.76
Sales Included in Revenue
Gold (ounces)	296,167	346,588	281,681	247,661
Silver (millions of ounces)	2.4	2.8	2.7	2.2
Chapada concentrate (tonnes)	50,337	66,534	70,288	56,010
Chapada payable copper contained in concentrate (millions of pounds)	26.7	33.8	35.7	28.7
Average Realized Prices
Gold - per ounce (i)	$1,217	$1,199	$1,276	$1,292
Silver - per ounce (i)	$16.74	$16.39	$19.27	$19.81
Copper - per pound (i)	$2.89	$2.99	$3.14	$3.11

(i)	Revenue consists of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales. Realized prices reflect continuing operations.

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(ii)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(iii)	Including commissioning ounces from C1 Santa Luz and Pilar.

(iv)	Balances are attributable to Yamana Gold Inc. equityholders.

(v)	Balances are from continuing operations.

15.    DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Executive Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this Management’s Discussion and Analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.  The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	providing reasonable assurance that transactions are recorded as necessary for preparation of our Consolidated Financial Statements in accordance with generally accepted accounting principles;

•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•
providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s Consolidated Financial Statements would be prevented or detected on a timely basis.

Management assessed the effectiveness of the Company's internal control over financial reporting, as defined in Rules 13a - 15(f) and 15d - 5(f) of the Exchange Act, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2015. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

During 2015, the Company, concluded that it had not maintained effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework (2013) issued by COSO, because of the material weaknesses disclosed in Management’s Responsibility for Financial Reporting. It had been assessed that controls related to income taxes were not designed with sufficient precision to prevent or detect a potential material error in the Company’s financial information, which resulted in a reasonable possibility that a material misstatement in the Company’s financial statements related to income taxes would not have been prevented or detected on a timely basis. Therefore, management had concluded that a material weakness existed in this review control as of year-end. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified did not result in a misstatement or error in the Company’s financial statements.  The controls had not been remediated as of December 31, 2015.

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The controls that caused the material weakness in 2015 have been re-designed as of March 31, 2016, to increase the precision to prevent or detect errors, and in order to address the material weakness identified in the review control documentation related to income taxes. During the remainder of the year, the Company will continue to improve its internal control documentation, including control narratives and testing to be able to conclude on the remediation efforts.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company's independent registered public accounting firm, Deloitte LLP, have audited the Consolidated Annual Financial Statements included in the annual report and have issued an attestation report dated February 26, 2016 on the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

CHANGES IN INTERNAL CONTROLS

As aforementioned, during the period ended March 31, 2016, there have been improvements and control remediation efforts in the Company’s internal control over financial reporting. These improvements have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting resulting from the material weakness described above as it is expected that the material weakness will be remediated by year-end.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between March 31, 2016 and December 31, 2015 and results of operations for the periods ended March 31, 2016 and December 31, 2015.

This Management’s Discussion and Analysis has been prepared as of May 4, 2016. The Condensed Consolidated Interim Financial Statements prepared in accordance with IFRS as issued by IASB follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the annual audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2015 (collectively the “Financial Statements”). You are encouraged to review the financial statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the year ended December 31, 2015 and the most recent Annual Information Form for the year ended December 31, 2015 on file with the Securities Commissions of all of the provinces in Canada, which are included in the 2015 Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in United States Dollars, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessments and any related enforcement proceedings. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based

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on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil and the new Chilean tax reform package, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, the Argentine peso and the Mexican peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2015 and other continuous disclosure documents filed by the Company since January 1, 2016 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY STATEMENT TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”).  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

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Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

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